Growth Formula



Standard Pacific Homes

Annual Report 2003


Great Product + Dynamic Markets + St


ong Demand + Strategic Acquisitions =



Coast to Coast:

With operations in 26 markets across seven states, Standard Pacific is the 11th largest public homebuilder in the nation, operating in some of the strongest markets coast to coast. A growth company in a consolidating industry, Standard Pacific continued to break financial and operating performance records in 2003.

Record Results

FINANCIAL & OPERATING HIGHLIGHTS

Year Ended December 31	2003	2002	2001	2000	1999
(Dollars in thousands, except per share amounts)					
Operating Highlights					
Orders for homes, net*	9,187	6,812	4,166	4,250	3,375
Home closings*	8,213	6,265	4,311	3,871	3,472
Homes in backlog at year-end*	4,435	3,196	1,397	1,542	1,014
Backlog sales value at year-end*	$1,563,751	$1,012,185	$ 445,407	$ 542,693	$ 326,101
Active subdivisions at year-end*	151	136	95	90	68
Financial Results					
Homebuilding revenues	$2,341,180	$1,870,757	$1,375,610	$1,317,995	$1,198,831
Pretax income	$ 335,098	$ 194,681	$ 184,476	$ 166,147	$ 114,063
Net income**	$ 204,379	$ 118,689	$ 111,065	$ 100,142	$ 67,571
Earnings per share (diluted)**	$ 6.08	$ 3.67	$ 3.63	$ 3.39	$ 2.27
Financial Position					
Total assets	$2,460,703	$1,792,126	$1,366,301	$1,118,786	$ 829,968
Homebuilding debt	$ 996,169	$ 638,993	$ 545,274	$ 424,351	$ 325,378
Stockholders' equity	$1,033,201	$ 773,758	$ 573,092	$ 486,230	$ 381,885
Stockholders' equity per share	$ 30.51	$ 24.04	$ 19.51	$ 16.17	$ 13.07

**Includes Company's unconsolidated joint ventures.*
***From continuing operations.*







This year's outstanding financial achievements were the result of a very disciplined growth strategy over the last five years. Our position in some of the nation's strongest housing markets helped drive a 66% increase in our earnings per share and a 22.6% return on our stockholders' equity, which exceeded $1 billion at year end.

Moving up...

TO OUR SHAREHOLDERS:

Standard Pacific had a tremendous year of top- and bottom-line growth in 2003, reflecting the continued strength of the homebuilding industry and the Company's strong position in some of the largest and most dynamic markets in the country.

Our achievements are the result of an opportunistic yet disciplined "growth formula" that has firmly established Standard Pacific as one of the top homebuilders in the country.

With five acquisitions completed in the past two years, and strong growth in many of the Company's established markets, we have expanded and diversified our operating platform. The seven states in which we operate generate 43% of the nation's new housing. We now have 18 divisions in 26 major geographic markets across the country, with more than 300 communities in various stages of development.

2003 was the seventh consecutive year of record revenues and new home deliveries for Standard Pacific. During the year, earnings per share increased 66% to a record $6.08 on record net income of $204 million. And our revenues grew to $2.3 billion, up 25% year-over-year on over 8,200 home deliveries (including 620 from joint ventures). In fact, for the five-year period ended in 2003, our earnings per share and homebuilding revenues have grown at compound annual rates of 31% and 25%, respectively.

The significant acceleration in earnings last year was fueled by a 330 basis point increase in our homebuilding gross profit to 21.4% driven by higher margins in California, Florida and Arizona, three of the strongest markets in the country, which combined accounted for over 85% of our unit volume. In most of our California and Florida markets, we were able to raise home prices as a result of strong housing demand throughout the year. We also benefited from cost and volume efficiencies in Phoenix, the nation's second largest housing market, where we closed over 1,500 homes.

Our strong financial results combined with the success of our operating initiatives helped drive our return on average stockholders' equity to 22.6% for the year, outperforming the S&P 500.

Buoyed by a record year-end backlog of 4,435 pre-sold homes valued at $1.6 billion and the momentum in our major markets, we are projecting another record year in 2004. In support of our growth plans, this year we expect to open between 100 and 110 new communities companywide, up 36% year-over-year.

Notwithstanding our recent expansion, we remain focused on maintaining a strong balance sheet. The Company's financial strength is anchored by more than $1 billion in shareholders' equity and a commitment to continue to carefully manage our leverage. During the year, we issued $450 million of new debt to take advantage of lower interest rates and to provide additional capital for our anticipated growth.

Expanding Our Coast to Coast Platform

In 2003, we continued to expand our geographic platform to fundamentally strengthen and diversify the Company. During the year, we entered two new "Top 25" housing markets. Our acquisition of Coppenbarger Homes in Jacksonville was our fourth acquisition in Florida over the past two years. We now operate in eight markets throughout the state, ranked #1 nationally in terms of new housing production, with plans to deliver over 2,800 homes in 2004, in only our second full year.

Our expansion efforts have created a more diversified operating platform geographically. In 1997, nearly 80% of our deliveries were generated from our California divisions with the balance in Texas. By contrast, in 2004 we are projecting that 38% of our homes will be delivered in California while 37% are expected to come from our new Southeastern region. Future growth will continue to alter the composition of the Company, reducing our reliance on any one market. We will remain focused, however, on growing our strong base of operations in

UP *25%* — CAGR*

Homebuilding Revenues
in millions


$1,199
$1,318
$1,376
$1,871
$2,341
'99
'00
'01
'02
2003

*5 year CAGR from 1998–2003

UP *31%* — CAGR*

Earnings Per Share
from continuing operations


$2.27
$3.39
$3.63
$3.67
$6.08
'99
'00
'01
'02
2003

*5 year CAGR from 1998–2003

California, one of the strongest, most lucrative markets in the country. In 2004, we expect to increase our production in the state by 13% to 3,640 homes (including 300 from joint ventures) with revenues of approximately $2.0 billion.

Our new Sacramento division will contribute to this growth, bolstered by our recent acquisition of the local homebuilding operations of Lucas and Mercier Development which owned or controlled approximately 500 homesites at year end. We plan to deliver more than 200 homes from five new communities in Sacramento this year. Both the Coppenbarger and Lucas and Mercier acquisitions are consistent with the Company's goal of expanding into large markets with long-term growth potential based on projected population and employment growth.

Across all of our markets our goal is to build a sizable presence that allows us to grow our brand, realize economies of scale and operating efficiencies, attract strong management, and facilitate lasting relationships with our subcontractor base and business partners. Maintaining a strong land position is paramount to our growth, particularly in the supply-constrained markets throughout California and Florida. We now control more than 41,000 lots companywide, representing a three-to-four-year supply at anticipated absorption levels.

Demographics, Affordability Drive New Housing Investment

There are a number of factors that have driven new housing demand nationally, including baby boomers reaching peak earning years, and strong growth in household formation fueled by new immigrants and echo-boomers entering the housing market. While demand is escalating, new housing starts have increased at a much slower rate, resulting in a supply-demand imbalance in many markets.

Record low interest rates have helped to maintain affordability as housing prices have risen; it's no wonder the national housing market has remained hot. Although some markets, like California, have seen affordability become a more significant issue, according to *The State of the Nation's Housing: 2003*, a publication of the Joint Center for Housing Studies of Harvard University, housing is actually more affordable now than it was 20 years ago, on the basis of homeowners' after-tax mortgage payments as a percentage of their household income. Additionally, homeownership is at record levels nationwide.

UP *34%* — CAGR*



Net Income
in millions from continuing operations
$67.6
$100.1
$111.1
$118.7
$204.4
'99
'00
'01
'02
2003

*5 year CAGR from 1998–2003



Return on Average Shareholders' Equity
19.1%
23.1%
21.0%
17.6%
22.6%
'99
'00
'01
'02
2003

Diverse Products and Price Points

Responding to the needs of today's increasingly diverse homebuying public, Standard Pacific has made significant strides in recent years to expand its product and pricing platform. We have evolved to have one of the broadest product portfolios in the industry with homes priced from $100,000 to more than $2 million.

Our diverse product capabilities include traditional single-family residences at many price points, as well as attached townhomes and condominiums in highly desirable urban locations. We also build a variety of niche products, including semi-custom luxury homes, active-adult communities, and award-winning live/work residences that cater to professionals with home-based businesses.

Notable successes in California last year included the opening of our Alassio and Santalana townhome communities in Orange County which produced over 235 sales with price points starting in the low $300,000s. In the luxury niche, Oceana at Newport Coast in Southern California was right on target, registering 26 home sales with an average price of $2.4 million.

In Arizona, Florida and the Carolinas, our targeted local-market strategies are producing significant results in the entry-level and first-time move-up segments with home prices ranging from $100,000 to $400,000. As a result of our geographic expansion, more than 35% of our deliveries were priced below $200,000 in 2003, compared to just three years ago when fewer than 20% of our deliveries were in this range.

Our experience in developing master-planned communities is an important part of our growth plan, particularly in California. Building on our success at Talega, a 4,000-lot community in Orange County, we are now embarking on Black Mountain Ranch in San Diego where we control over 3,000 lots in one of the most sought-after locations in Southern California. We undertake most of our master-planned development through joint venture structures which help us manage risk and more effectively utilize corporate financial resources. In 2003, we generated over 18% of our pretax profits companywide from home deliveries and land sales in joint venture developments.

Looking Ahead

As we conclude yet another successful year, we look ahead to a bright future for Standard Pacific. We are encouraged by the underlying dynamics in the industry. We believe that positive demographic trends and growing constraints on the supply of new housing, coupled with our balanced growth strategy and experienced management team, provide a solid foundation as we begin 2004 with the anticipation of another record year.

In closing, I want to recognize our truly remarkable employees for their dedication to their craft and loyalty to our Company. I also want to thank our many subcontractors and business partners. And to our shareholders, we greatly appreciate your continued support and trust.

Stephen J. Scarborough
Chairman and Chief Executive Officer







There's no place like a Standard Pacific home. With homes from $100,000 to over $2 million, we cater to a broad range of homeowners at every stage of life. Our commitment to great product is the hallmark of our Company and is a key element in our growth strategy as we expand in new and existing markets coast to coast.

Great Product

We take great pride in the homes that we build, spirited by a personal and corporate commitment that we call our "Signature of Excellence." Consistency in design, quality and craftsmanship is a time-honored value that is fundamental to our success.

CONSUMER-FOCUSED APPROACH DRIVES PRODUCT DIVERSITY

Traditionally a move-up and luxury builder, Standard Pacific has evolved to offer one of the most diversified product portfolios in the homebuilding industry. We serve entry-level, first- and second-time move-up, and luxury buyers...consumers of all ages and lifestyles, from young professionals and families to active-adult empty nesters and retirees.

Our product capabilities include traditional single-family residences at many price points, as well as suburban townhomes and higher density condominiums in desirable urban locations. We have also developed an enviable reputation for our ability to address the increasing demand for semi-custom luxury homes along the Southern California coast with prices in excess of $2 million.

This business philosophy allows us to be flexible in responding to changing market conditions and facilitates opportunities for growth, particularly in our more mature operating divisions.

In 2003 we opened Front Street at Ladera Ranch in Southern California. A first-of-its-kind "live/work" product located in a suburban master-planned community, Front Street has garnered national attention and awards for innovation in meeting the needs of homeowners with home-based businesses. Said *The Los Angeles Times*: Front Street "represents the leading edge in the transformation of the American suburb from residential refuges into modest centers of commerce."

Another segment that represents significant growth potential is the active-adult market which continues to expand as baby boomers seek amenity-rich residential environments. Building on the success of Talega Gallery, our nationally recognized age-restricted community in Southern California, we are pursuing additional opportunities to further develop this business line in our primary markets.

As many of our markets mature and available land becomes more scarce, we are focusing intently on opportunities to supply much needed housing closer to the urban core. To this end, in California we have formed an Urban Development Group that is working in concert with our existing operating divisions to plan and develop a variety of higher density condominiums.

Our first project in Playa Vista, a new planned community in West Los Angeles, was a tremendous success. We are committed to three additional projects in the community and are pursuing other opportunities for this product concept. Urban infill is truly an emerging market with incremental growth potential for Standard Pacific.

EXPANDED PRICE POINTS APPEAL TO BROAD BUYER SEGMENTS

With our expansion into new markets in the past five years and our focus on providing more affordable housing, Standard Pacific's product platform has evolved to become more evenly distributed among price segments.

In 2003, more than 35% of our deliveries were priced below $200,000. By contrast, just three years ago fewer than 20% of our deliveries were in this range while nearly 40% were priced in excess of $400,000, reflecting a greater distribution of homes in California that are oriented to the move-up and luxury sectors of the market.

PRICING DIVERSITY

2003 Percentage of Deliveries

Recent acquisitions and product diversification expand price points.



20.2%
21.1%

$100,000 to $200,000 – 34.8%
$200,000 to $300,000 – 21.1%
$300,000 to $400,000 – 13.4%
$400,000 to $500,000 – 10.5%
over $500,000 – 20.2%

REGIONAL PRICING

Average Sales Price by State (excludes joint ventures)

in thousands



Avg: $305
$135
$179
$185
$268
$314
$521
NC/SC
AZ
FL
TX
CO
CA







Coast to coast, Standard Pacific builds where the growth is, focusing on large housing markets with strong economic fundamentals. In new and existing markets, our goal is to build market share to further enhance the Company's long-term growth.

Dynamic Markets

Standard Pacific builds homes and communities for thousands of Americans every year. We typically target large, long-term growth markets with significant housing activity and anticipated population and employment increases that are expected to outpace the nation as a whole.

Our operations now cover seven states which combined account for 43% of the nation's housing. We build in five of the six top states, based on housing starts, including California, Arizona and Florida where we have very strong market positions.

We also have established operations in 11 of the top 20 metropolitan areas, including Dallas, Denver, Charlotte and Raleigh, with excellent prospects for expansion going forward.

Golden Opportunities and Results in California

We continue to expand from our strong base of operations in California, where statewide deliveries surpassed 3,200 homes (including 620 from joint ventures), a 24% year-over-year increase. With homebuilding revenue in excess of $1.7 billion (including $324 million from joint ventures), we are the #4 builder in the state, which is one of the largest and most profitable housing markets in the country.

The Company's history, relationships and land positions are of paramount importance to our organic growth initiatives in the state. We have doubled our annual volume in California over the last 5 years, notwithstanding the various challenges that exist with respect to building entitlements and land availability.

We are the #3 ranked builder in Southern California, one of the most dynamic regions in the country. We delivered over 1,000 homes in our Orange County division last year with product priced from $300,000 to over $2 million. And we are very excited about the strength of the market and our broad-based capabilities in Ventura, San Diego and the Inland Empire, a rapidly emerging market east of Los Angeles.

In Northern California, we have two operating divisions that cover the expansive San Francisco Bay Area. And with operations stretching from Fairfield and Vacaville north of the Bay to Watsonville and Santa Cruz south of San Jose, our Northern California operations have historically been one of the most profitable for the Company due in large part to the supply constrained nature of this market. We recently opened a new division in Sacramento which should offer excellent opportunities for expansion and diversification in the region.

A Volume Builder in Arizona

The Phoenix metropolitan area is the nation's second largest market based on 2003 housing activity, driven in large part by strong population and employment growth. Since entering the market in 1998, Standard Pacific adopted a targeted strategy to build market share based on a consumer-driven, high production approach. With our talented local management team and our corporate financial strength, we've moved up the ranks, and are now the #5 builder in Phoenix based on sales. Last year, we delivered 1,555 homes, a nearly twofold increase over the last 3 years. And we have doubled our pretax margin since entering Phoenix in 1998.

Rising in the Southeast

Standard Pacific's newest markets are in Florida and the Carolinas which are among the largest in the country. Florida is ranked #1 for new housing activity nationally, with North Carolina ranked #5. In the near term these states are expected to continue to exhibit strong housing market fundamentals with healthy population and employment growth. During the year, we delivered over 2,700 new homes accounting for 33% of our companywide total with revenues of $482 million. By virtue of our acquisitions we are now well positioned in 10 major markets throughout the region.

Dynamic Markets Across the Country

2003 Geographic Diversity

Our two-pronged growth strategy, which promotes a combination of internal growth and new market expansion, has resulted in a more geographically diversified operating platform.


AZ
FL
CO
TX
NC/SC
CA

CA — 39%
FL — 27%
AZ — 19%
NC/SC — 7%
TX — 5%
CO — 3%
Total Units = 8,213

We Build in 11 of the Top 20 Metro Areas, with Room to Grow

Unit Deliveries by Metro Area

Rank	Metro Areas	2003 Permits*	SP Divisions
1	Atlanta, GA	54,277	
2	Phoenix, AZ	47,330	√
3	Dallas/Ft. Worth, TX	41,731	√
4	Houston, TX	39,876	
5	Riverside/San Bernardino, CA	36,448	√
6	Chicago, IL	32,919	
7	Las Vegas, NV	31,442	
8	Washington, D.C.	30,918	
9	Detroit, MI	22,726	
10	Orlando, FL	22,651	√
11	Minneapolis, MN	21,538	
12	Tampa, FL	21,227	√
13	Seattle, WA	20,350	
14	Denver, CO	18,711	√
15	Sacramento, CA	18,456	√
16	Charlotte, NC	17,484	√
17	San Francisco Bay Area, CA	16,876	√
18	Raleigh/Durham, NC	14,428	√
19	Boston, MA	13,738	
20	Miami/Ft. Lauderdale, FL	13,692	√

Source: U.S. Census Bureau

*4 units or less







"With further inflows of immigrants and the aging of the population, the strong pace of household growth may even pick up over the next decade. This rising demand, together with growth in income and wealth, should spur housing investment to new heights."

—*The State of the Nation's Housing: 2003 (Joint Center for Housing Studies of Harvard University)*

Strong Demand

There are a number of positive demographic trends that are driving long-term demand for new homes. At the same time, there are growing constraints on the supply of buildable lots due to the increased level of restrictions on new development. These conditions are creating an imbalance between supply and demand in many major markets across the country. Standard Pacific is well positioned to take advantage of this market opportunity.

FAVORABLE LONG-TERM TRENDS HELP DRIVE HOUSING INVESTMENT

According to the U.S. Census Bureau, 10.1 million new households are expected to be created this decade—spurred in part by echo-boomers and new-immigrants with interest in entry-level and first-time move-up homes. At the same time, aging baby boomers, in their peak earnings years, continue to move up to higher-priced homes or purchase second homes. In addition, escalating income and wealth overall has helped spur the demand for housing. These positive demographic trends are expected to continue through the decade.

Although interest rates play an important role in the homebuying process and a significant increase in rates could have a negative impact on demand, they are but one of many broader economic factors that impact the level of demand for housing. Jobs, incomes and consumer confidence have, over time, played a more significant role in the demand side of the housing equation.

Supply Constrained

While demand has increased in recent years, new housing starts, although rising through the 1990s, have increased at a much slower rate. Challenging land-use and zoning requirements have impeded the production of new homes in many U.S. communities, creating a scarcity of entitled, buildable lots.

While housing starts have increased, the nation's inventory of new for-sale housing is at the lowest level since before 1980, according to the U.S. Census Bureau, indicative of the strength of demand in recent years. As a result, new product is often more saleable, and home prices frequently (and quite naturally) rise.

Opportunistic Growth Strategy

Our growth strategy underscores the changing complexion of our markets. We have developed an opportunistic business model that is responsive to an increasingly broad spectrum of consumers with diverse product in a variety of price points.

In addition to our traditional suburban markets, we are now expanding our reach into urban markets where there is a shortage of new housing. And in all of our markets we are looking for opportunities to address the need for more affordable housing.

Maintaining a strong and balanced supply of land is paramount to the success of our growth strategy. We currently control over 41,000 lots companywide, a three to four year supply that provides flexibility in responding to changing market dynamics.

Household Formation Drives Long-term Demand for New Housing

U.S. Household Formation

in millions



43.6
52.8
63.4
80.8
93.3
104.7
114.8
'50
'60
'70
'80
'90
'00
2010 (prj.)

Source: U.S. Census Bureau

Strong Demand Coupled with Constraints on Building and Land Creates Limited Inventory of New Housing

Inventory of New Housing in U.S.

in months



6.8
7.0
8.5
6.2
5.0
4.5
6.6
6.4
5.0
4.4
3.8
4.3
3.6
3.8
4.0
4.0
'89
'91
'93
'95
'97
'99
'01
'03

Source: U.S. Census Bureau







Standard Pacific is an active participant as the large public homebuilders continue to consolidate the industry. Strategic acquisitions are a critical element of the Company's growth formula and diversification strategy.

Strategic Acquisitions

While Standard Pacific has continued to pursue an active internal growth strategy, the Company has also been successful in the acquisition of local and regional builders, most recently in the Southeast, which has significantly altered the overall composition of the Company, providing a strong foothold in new markets, and creating a more diversified platform geographically.

GAINING GROUND IN THE SOUTHEAST

In 2003, we acquired Jacksonville, Florida-based Coppenbarger Homes. Jacksonville is one of the nation's 25 largest homebuilding markets based on housing starts. With Coppenbarger's strong reputation and diversified product platform, we have a solid base for further expansion. At year-end, this division owned or controlled over 1,500 buildable lots. We expect the Company to deliver approximately 350 homes in Jacksonville with revenues of $87 million in 2004.

Coppenbarger follows our 2002 acquisitions of Westbrooke Homes in South Florida, Colony Homes in Orlando and Westfield Homes in Tampa. The Westfield acquisition also included operating divisions in Charlotte and Raleigh-Durham, which have excellent prospects for future growth. Collectively, these four companies delivered 4,172 new homes and generated over $750 million in homebuilding revenues from their respective dates of acquisition through year-end 2003. In 2004, we expect this region to deliver more than 3,500 homes, accounting for approximately 37% of our companywide total.

Our Acquisition Approach

Beyond geography and the fundamental strength of a local or regional housing market, there are a number of factors that we have found to be important to the success of our acquisitions. We seek homebuilders that are culturally compatible with our Company, who have strong management teams that share our product and growth focus, and who are intent on ensuring high quality across the operation. Acquisitions also bring relationships with local developers and landowners that support future land strategies.

For acquired companies, association with Standard Pacific offers expanded access to capital to fuel growth, advantageous economies of scale that can yield operational efficiencies, lower purchasing costs and the synergy of an expanded management team. Local and regional executives appreciate Standard Pacific's decentralized operating structure, which allows them to respond to customer needs that vary from region to region.

While the homebuilding sector remains highly fragmented, comprised mainly of small and medium-sized companies, the large public builders have steadily grown their share of the nation's new home market from 8% to 22% over the past ten years. We believe that the trend toward consolidation within the industry will continue as the public builders benefit from the competitive advantages of scale.

Entitlement and development hurdles favor large builders, who generally are better positioned to address them. The high production builders also benefit from expanded access to the public debt and equity markets providing capital resources beyond traditional bank financing. And importantly, consolidated companies have greater access to desirable land, labor and materials by virtue of their size.

Looking forward, Standard Pacific will continue to participate in the consolidation of the industry as a means to further grow our Company. This strategy, combined with incremental opportunities to increase share in our existing markets, provides a platform for growth and diversity in an environment where new housing production is increasing only moderately nationwide.

Acquisitions and New Communities Drive Order Growth


New Home Orders
Communities
275
225
175
125
75
25
3,375
4,250
4,166
6,812
9,187
'99
'00
'01
'02
2003

Organic and New Market Growth Support Strategic Lot Supply

Number of Building Sites Controlled


9,016
13,869
14,743
17,113
17,482
29,889
41,169
'97
'98
'99
'00
'01
'02
2003





We are pleased with the progress we have made in improving our homebuilding gross margin, which was up 330 basis points year-over-year to 21.4%, and in increasing our return on average stockholders' equity, which was 22.6% for the year ended December 31, 2003. These positive results reflect a growing emphasis in our organization on achieving strong shareholder returns while continuing to conservatively manage our balance sheet.

Financial Review

The following should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report.

Year Ended December 31,	2003	2002	2001	2000	1999
(Dollars in thousands, except per share amounts)					
Revenues:					
Homebuilding	$2,341,180	$1,870,757	$1,375,610	$1,317,995	$1,198,831
Financial services	18,870	13,856	8,851	3,410	2,257
Total revenues	$2,360,050	$1,884,613	$1,384,461	$1,321,405	$1,201,088
Pretax Income:					
Homebuilding	$ 326,750	$ 187,533	$ 179,985	$ 165,973	$ 114,058
Financial services	8,348	7,148	4,491	174	5
Pretax income from continuing operations	$ 335,098	$ 194,681	$ 184,476	$ 166,147	$ 114,063
Income from continuing operations	$ 204,379	$ 118,689	$ 111,065	$ 100,142	$ 67,571
Loss from discontinued operations, net of income taxes	—	—	—	—	(159)
Gain on disposal of discontinued operations, net of income taxes	—	—	—	—	618
Net income	$ 204,379	$ 118,689	$ 111,065	$ 100,142	$ 68,030
Basic Earnings Per Share:					
Income per share from continuing operations	$ 6.28	$ 3.78	$ 3.71	$ 3.43	$ 2.28
Earnings per share	$ 6.28	$ 3.78	$ 3.71	$ 3.43	$ 2.29
Weighted average common shares outstanding	32,555,189	31,399,120	29,931,797	29,236,125	29,597,669
Diluted Earnings Per Share:					
Income per share from continuing operations	$ 6.08	$ 3.67	$ 3.63	$ 3.39	$ 2.27
Earnings per share	$ 6.08	$ 3.67	$ 3.63	$ 3.39	$ 2.28
Weighted average common and diluted shares outstanding	33,610,735	32,321,260	30,628,445	29,562,230	29,795,263
Balance Sheet and Other Financial Data:					
Total assets	$2,460,703	$1,792,126	$1,366,301	$1,118,786	$ 829,968
Homebuilding long-term debt	$ 982,526	$ 626,648	$ 524,653	$ 424,351	$ 321,847
Stockholders' equity	$1,033,201	$ 773,758	$ 573,092	$ 486,230	$ 381,885
Stockholders' equity per share	$ 30.51	$ 24.04	$ 19.51	$ 16.17	$ 13.07
Cash dividends declared per share	$ 0.32	$ 0.32	$ 0.32	$ 0.32	$ 0.20

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the section "Selected Financial Data" and our consolidated financial statements and the related notes included elsewhere in this annual report.

Results of Operations

Selected Financial Information

Year Ended December 31,	*2003*	*2002*	*2001*
(Dollars in thousands)			
Homebuilding:			
Revenues	$ 2,341,180	$ 1,870,757	$ 1,375,610
Cost of sales	(1,839,066)	(1,531,879)	(1,091,484)
Gross margin	502,114	338,878	284,126
Gross margin percentage	21.4%	18.1%	20.7%
Selling, general and administrative expenses	(227,831)	(175,218)	(124,468)
Income from unconsolidated joint ventures	60,747	27,616	26,675
Interest expense	(6,847)	(5,489)	(4,158)
Amortization of goodwill	—	—	(2,342)
Other income (expense)	(1,433)	1,746	152
Homebuilding pretax income	326,750	187,533	179,985
Financial Services:			
Revenues	18,870	13,856	8,851
Expenses	(14,072)	(9,380)	(6,443)
Income from unconsolidated joint ventures	3,169	2,323	1,713
Other income	381	349	370
Financial services pretax income	8,348	7,148	4,491
Income before taxes	335,098	194,681	184,476
Provision for income taxes	(130,719)	(75,992)	(73,411)
Net income	$ 204,379	$ 118,689	$ 111,065
Net cash provided by (used in) operating activities(1)	$ 10,387	$ 76,064	$ (137,036)
Net cash provided by (used in) investing activities(1)	$ (186,976)	$ (222,512)	$ (5,354)
Net cash provided by (used in) financing activities(1)	$ 319,421	$ 164,897	$ 113,149
Adjusted Homebuilding EBITDA(2)	$ 403,928	$ 234,476	$ 229,958

(1) Amounts were derived from our consolidated statements of cash flows.

(2) Adjusted Homebuilding EBITDA means net income (plus cash distributions of income from unconsolidated joint ventures) before (a) income taxes, (b) homebuilding interest expense, (c) expensing of previously capitalized interest included in cost of sales, (d) material noncash impairment charges, if any, (e) homebuilding depreciation and amortization, (f) amortization of stock-based compensation, (g) income from unconsolidated joint ventures and (h) income from financial services subsidiary. Other companies may calculate Adjusted Homebuilding EBITDA (or similarly titled measures) differently. We believe Adjusted Homebuilding EBITDA information is useful to investors as a measure of our ability to service debt and obtain financing. However, it should be noted that Adjusted Homebuilding EBITDA is a non-GAAP financial measure. Due to the significance of the GAAP components excluded, Adjusted Homebuilding EBITDA should not be considered in isolation or as an alternative to net income, cash flows from operations or any other operating or liquidity performance measure prescribed by accounting principles generally accepted in the United States.

(continued)

The tables set forth below reconcile net cash provided by (used in) operating activities and net income, calculated and presented in accordance with accounting principles generally accepted in the United States, to Adjusted Homebuilding EBITDA.

Year Ended December 31,	*2003*	*2002*	*2001*
(Dollars in thousands)			
Net cash provided by (used in) operating activities	$ 10,387	$ 76,064	$(137,036)
Add:			
Income taxes	130,719	75,992	73,411
Homebuilding interest expense	6,847	5,489	4,158
Expensing of previously capitalized interest included in cost of sales	62,607	48,208	39,990
Less:			
Income from financial services subsidiary	4,798	4,476	2,408
Depreciation and amortization from financial services subsidiary	326	199	155
Net changes in operating assets and liabilities:			
Mortgages, other notes and receivables	(38,236)	28,437	19,339
Inventories-owned	335,081	(42,472)	237,192
Inventories-not owned	(65,325)	50,270	(3,977)
Deferred income taxes	7,750	(4,417)	5,739
Other assets	(18,081)	17,691	(4,128)
Accounts payable	(5,602)	3,000	12,959
Accrued liabilities	(59,292)	(19,111)	(15,126)
Liabilities from inventories not owned	42,197	—	—
Adjusted Homebuilding EBITDA	$403,928	$234,476	$ 229,958

Year Ended December 31,	*2003*	*2002*	*2001*
(Dollars in thousands)			
Net income	$204,379	$118,689	$ 111,065
Add:			
Cash distributions of income from unconsolidated joint ventures	63,905	18,034	27,876
Income taxes	130,719	75,992	73,411
Homebuilding interest expense	6,847	5,489	4,158
Expensing of previously capitalized interest included in cost of sales	62,607	48,208	39,990
Homebuilding depreciation and amortization	3,310	2,479	4,254
Amortization of stock-based compensation	875	—	—
Less:			
Income from unconsolidated joint ventures	63,916	29,939	28,388
Income from financial services subsidiary	4,798	4,476	2,408
Adjusted Homebuilding EBITDA	$403,928	$234,476	$ 229,958

Selected Operating Data

Year Ended December 31,	2003	2002	2001
New Homes Delivered:			
Southern California	1,980	1,727	1,325
Northern California	627	557	600
Total California	2,607	2,284	1,925
Florida	2,205	1,188	—
Arizona	1,555	1,432	1,067
Carolinas	538	241	—
Texas	421	520	645
Colorado	267	277	380
Consolidated total	7,593	5,942	4,017
Unconsolidated joint ventures(1):			
Southern California	442	242	293
Northern California	178	81	1
Total unconsolidated joint ventures	620	323	294
Total (including joint ventures)(1)	8,213	6,265	4,311
Average Selling Price of Homes Delivered:			
California (excluding joint ventures)	$521,000	$488,000	$458,000
Florida	$185,000	$197,000	$ —
Arizona	$179,000	$173,000	$173,000
Carolinas	$135,000	$142,000	$ —
Texas	$268,000	$287,000	$292,000
Colorado	$314,000	$318,000	$316,000
Consolidated (excluding joint ventures)	$305,000	$314,000	$342,000
Unconsolidated joint ventures (California)(1)	$540,000	$532,000	$537,000
Total (including joint ventures)(1)	$323,000	$326,000	$355,000
Net New Orders:			
Southern California	2,008	2,019	1,469
Northern California	857	639	392
Total California	2,865	2,658	1,861
Florida	2,675	1,115	—
Arizona	1,740	1,473	1,176
Carolinas	522	177	—
Texas	459	519	551
Colorado	350	287	310
Consolidated total	8,611	6,229	3,898
Unconsolidated joint ventures(1):			
Southern California	301	459	259
Northern California	275	124	9
Total unconsolidated joint ventures	576	583	268
Total (including joint ventures)(1)	9,187	6,812	4,166

(1) Numbers presented regarding unconsolidated joint ventures reflect total deliveries, average selling prices, orders, average selling communities and backlog of such joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50 percent.

Selected Operating Data

Year Ended December 31,	2003	2002	2001
Average Number of Selling Communities During the Year:			
Southern California	21	23	21
Northern California	15	13	13
Total California	36	36	34
Florida	34	13	—
Arizona	20	20	18
Carolinas	9	4	—
Texas	19	25	27
Colorado	12	11	10
Consolidated total	130	109	89
Unconsolidated joint ventures(1):			
Southern California	4	7	5
Northern California	5	2	1
Total unconsolidated joint ventures	9	9	6
Total (including joint ventures)(1)	139	118	95

At December 31,	2003	2002	2001
Backlog (in homes):			
Southern California	884	856	558
Northern California	483	157	67
Total California	1,367	1,013	625
Florida	1,730	1,034	—
Arizona	752	567	526
Carolinas	65	81	—
Texas	184	146	147
Colorado	171	88	78
Consolidated total	4,269	2,929	1,376
Unconsolidated joint ventures(1):			
Southern California	83	224	13
Northern California	83	43	8
Total unconsolidated joint ventures	166	267	21
Total (including joint ventures)(1)	4,435	3,196	1,397
Backlog (estimated dollar values in thousands):			
Consolidated total	$1,460,058	$ 872,694	$433,413
Unconsolidated joint ventures (California)(1)	103,693	139,491	11,994
Total (including joint ventures)(1)	$1,563,751	$1,012,185	$445,407

Selected Operating Data

At December 31,	2003	2002	2001
Building Sites Owned or Controlled:			
Southern California	11,088	6,056	5,758
Northern California	5,022	3,791	2,977
Total California	16,110	9,847	8,735
Florida	12,458	8,007	—
Arizona	4,584	4,839	4,178
Carolinas	3,374	2,673	—
Texas	2,996	2,731	2,598
Colorado	1,647	1,792	1,971
Total (including joint ventures)(1)	41,169	29,889	17,482
Total building sites owned	21,782	16,123	10,664
Total building sites optioned or subject to contract	13,702	10,200	4,646
Total joint venture lots(1)	5,685	3,566	2,172
Total (including joint ventures)(1)	41,169	29,889	17,482
Completed and Unsold Homes	159	280	345
Homes Under Construction	4,100	3,012	1,815

(1) Numbers presented regarding unconsolidated joint ventures reflect total deliveries, average selling prices, orders, average selling communities and backlog of such joint ventures. Our ownership interests in these joint ventures vary but are generally less than or equal to 50 percent.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those that impact our most critical accounting policies. We base our estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies related to the following accounts or activities are those that are most critical to the portrayal of our financial condition and results of operations and require the more significant judgments and estimates:

Business Combinations and Goodwill—Acquisitions of other companies are accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. The estimation of fair values of assets and liabilities and the allocation of purchase price requires a substantial degree of judgment by management, especially with respect to valuations of real estate inventories, which at the time of acquisition, are generally in various stages of development. Actual revenues, costs and time to complete a community could vary from estimates impacting the allocation of purchase price between tangible and intangible assets. A variation in allocation of purchase price between asset groups, including inventories and goodwill, could have an impact on the timing and ultimate recognition of expenses and therefore impact our current and future operating results. Our reported income from an acquired company includes the operations of the acquired company from the date of acquisition.

The excess amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed has been capitalized as goodwill in the accompanying consolidated balance sheets in accordance with SFAS 141. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill not be amortized but instead assessed at least annually for impairment and expensed against earnings as a noncash charge if the estimated fair value of a reporting unit is less than its carrying value, including goodwill. This valuation process requires management to make comprehensive estimates of future revenues, costs and the timing of expected future cash flows, which requires a substantial degree of judgment. Due to the uncertainties associated with such estimates and judgments, actual results could differ from such estimates. For purposes of this test, each of our homebuilding geographic operating divisions is a reporting unit.

Variable Interest Entities—Certain land purchase contracts and lot option contracts are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51 ("FIN 46"). In addition, all of our joint ventures are reviewed and analyzed under FIN 46 to determine whether or not these arrangements are to be accounted for under the principles of FIN 46 or other accounting rules (see "Unconsolidated Homebuilding and Land Development Joint Ventures" below).

Under FIN 46, a variable interest entity ("VIE") is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders, (ii) the entity's equity holders as a group either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity or (iii) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to FIN 46, the enterprise that is deemed to absorb a majority of the expected losses, receive a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in FIN 46. Based on the provisions of FIN 46, whenever we enter into a land purchase contract or an option contract for land or lots with an entity and make a non-refundable deposit or enter into a homebuilding or land development joint venture, a VIE may have been created, and the arrangement is evaluated under FIN 46. The assumptions used by us when we evaluate whether the equity investment at risk is not sufficient to permit the entity from financing its activities without additional subordinated financial support from other parties, the calculation of expected losses and expected residual returns, the probability of estimated future cash flows and the determination of the amounts recorded in our consolidated financial statements require significant judgment and are based on future events that may or may not occur.

Cost of Sales—Homebuilding revenue and the related cost of sales are recognized when homes are sold and title has transferred to the homebuyer. Cost of sales is recorded based upon total estimated costs to be allocated to each home within a community. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their relative sales value. Any changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. These costs include all direct and indirect construction costs associated with constructing and carrying the home as well as costs related to developing the surrounding community and amenities, such as land, land improvements and other common costs. The estimation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, we rely on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is possible that actual results could differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, we have procedures that have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred, and utilizing the most recent information available to estimate costs. We believe that these policies and procedures provide for reasonably dependable estimates for purposes of calculating amounts to be relieved from inventories and expensed to cost of sales.

Inventories—Inventories consist of land, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses, if any. We capitalize direct carrying costs, including interest, property taxes and related development costs to inventories. Field construction supervision and related direct overhead are also included in the capitalized cost of inventories. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales value.

We assess the recoverability of inventories in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 requires long-lived assets, including inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset. SFAS 144 requires that companies evaluate long-lived assets for impairment based on undiscounted future cash flows of the assets at the lowest level for which there is identifiable cash flows. This evaluation requires estimates of future revenues, costs and the remaining time to develop the project and requires a substantial degree of judgment by management. Actual revenues, costs and time to complete development could vary from estimates, which could affect our future results of operations (see "Cost of Sales" discussion above regarding the estimation process). We review each real estate project on a community-by-community basis to determine whether or not carrying amounts have been impaired. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Unconsolidated Homebuilding and Land Development Joint Ventures—Investments in our unconsolidated homebuilding and land development joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses earned by the joint venture upon the delivery of lots or homes to third parties. All joint venture profits generated from land sales to us are deferred and recorded as a reduction to our cost basis in the lots purchased until the homes are ultimately sold by us to third parties. Our ownership interests in our joint ventures vary but are generally less than or equal to 50 percent. In certain instances, our ownership interest may be greater than 50 percent, however, we account for these investments under the equity method because the entities are not VIEs in accordance with FIN 46, we are not considered the primary beneficiary of the entities determined to be VIEs or we do not have voting or economic control.

The critical accounting policies described under "Cost of Sales" and "Inventories" above are also applicable to our unconsolidated homebuilding joint ventures.

Insurance and Litigation Reserves—Insurance and litigation reserves are established for estimated future claims costs. We maintain general liability insurance that protects us against a portion of our risk of loss from construction-related claims. We also generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work. We record estimated costs to cover our self-insured retentions and deductible amounts under these policies, for costs that may exceed our coverage limits, and for claims that may not be covered by applicable insurance or indemnities. Estimation of these reserves includes consideration of our claims history, current claims, and potential for recovery of costs from insurance and other sources. Because of the high degree of judgment required in determining these estimated reserve amounts, actual future claim costs could differ from our currently estimated amounts.

Fiscal Year 2003 Compared to Fiscal Year 2002

Overview—Net income for the year ended December 31, 2003 increased 72 percent to a record $204.4 million, or $6.08 per diluted share, compared to $118.7 million, or $3.67 per diluted share, in 2002. The increase in net income was driven by a 74 percent increase in homebuilding pretax income to $326.8 million and a 17 percent increase in financial services pretax income to $8.3 million. For the year ended December 31, 2003, our return on average stockholders' equity was 22.6 percent, which represents a 500 basis point improvement over the prior year.

The significant increase in homebuilding earnings reflects a number of positive economic factors and demographic trends combined with the growing contributions from our expansion into new geographic markets over the past six years. Low mortgage interest rates combined with steady employment levels in most of our larger markets have helped drive demand for new housing. Demand for new homes has also been supported by a number of positive demographic factors such as the aging baby boom generation, who are in their peak earnings and housing consumption years, increasing inflows of immigrants into the United States, and the entrance of the echo boom generation into the work force and household formation years. At the same time, we are experiencing growing constraints on the availability of buildable land in many of our markets, which has also contributed to increasing home prices.

We are focused on generating strong financial returns including our return on average stockholders' equity. These financial measurements are frequently used by investors as a means to assess management's effectiveness in creating stockholder value through enhancing profitability and managing asset utilization.

Our outlook for 2004 reflects our expectation of continued favorable housing market conditions in our key markets. Accordingly, based on these factors, combined with our recent acquisitions and growing lot positions in our established markets, we believe we have the opportunity to increase deliveries in 2004 to approximately 9,300 new homes, excluding 300 joint venture deliveries, and achieve homebuilding revenues of approximately $3.2 billion.

On October 29, 2003, we acquired Coppenbarger Homes, a homebuilder in the Jacksonville, Florida area, and on December 24, 2003, we acquired the Sacramento, California homebuilding operations of Lucas and Mercier Development.

Homebuilding—Homebuilding pretax income for 2003 was up 74 percent to $326.8 million compared to $187.5 million in the prior year. The higher level of pretax income was primarily attributable to a 25 percent increase in homebuilding revenues, a 330 basis point increase in the homebuilding gross margin percentage and a 120 percent, or a $33.1 million, increase in homebuilding joint venture income, which was partially offset by a 30 basis point increase in selling, general and administrative ("SG&A") expenses as a percentage of homebuilding revenues. Our 2003 homebuilding pretax income reflects a fourth quarter pretax charge of $3.2 million resulting from the early retirement of our 8½% Senior Notes due 2007 and a pretax charge of $875,000 resulting from our decision to begin to expense the cost of stock option grants on a prospective basis effective with options granted during fiscal year 2003. The early retirement of senior notes and expensing of stock options charges are reflected in other expense and SG&A, respectively, in our accompanying consolidated statements of income.

Homebuilding revenues for 2003 were a record $2.34 billion, a 25 percent increase over the $1.87 billion generated in 2002. The increase in revenues was attributable to a 28 percent increase in new home deliveries (exclusive of joint ventures) to 7,593 homes in 2003. The increase reflects in large part the first full year of operations from our three acquisitions made during 2002 in the Southeastern United States. The increase in deliveries was offset in part by a 3 percent decline in our consolidated average home price to $305,000. The lower average price was due primarily to increased deliveries from our Arizona, Florida and Carolina operations.

In California, we delivered 2,607 new homes (exclusive of joint ventures) in 2003 versus 2,284 homes in 2002, a 14 percent increase. Deliveries were up 15 percent (exclusive of joint ventures) in Southern California to 1,980 new homes and up 13 percent in Northern California to 627 new homes. In Arizona, deliveries increased 9 percent to 1,555 new homes, while deliveries in Texas and Colorado were down 19 percent and 4 percent, respectively. The decline in Texas and Colorado deliveries reflects the continued impact of slower economic conditions on housing demand in those markets. During 2003, we delivered 2,205 new homes in Florida and 538 new homes in the Carolinas, our first full year of operations in these markets.

Our average home price in California (exclusive of joint ventures) increased 7 percent to $521,000. The higher price reflects general new home price appreciation, primarily in the strong Southern California housing market, offset in part by a change in mix to lower priced homes. Our average home price in Arizona was up 3 percent to $179,000 reflecting an increase in housing prices in that market. Our average home price in Texas declined approximately 7 percent to $268,000 reflecting our increasing emphasis on more affordable homes, while Colorado remained essentially flat compared to the prior year. Our 2003 average home prices in Florida and the Carolinas were $185,000 and $135,000, respectively, and reflecting a product orientation towards the entry level and first-time move-up buyer.

Our homebuilding gross margin percentage for 2003 increased 330 basis points to 21.4 percent compared to 18.1 percent in 2002. The increase in the gross margin percentage was driven by higher margins in California, Florida and Arizona. Margins in Texas and Colorado are still well below our companywide average and generally reflect the impact of slower economic conditions in those regions. The higher overall gross margin percentage reflects our ability to raise home prices in most of our California and Florida markets during 2003 as a result of strong housing demand and improving margins in Arizona due to healthy demand for new homes combined with volume and cost efficiencies. In addition, the Florida 2002 gross margins were adversely impacted by the purchase accounting adjustments to write-up the carrying value of the acquired presold homes in backlog.

SG&A expenses for 2003 were 9.7 percent of homebuilding revenues compared to 9.4 percent in 2002. The increase in SG&A expenses as a percentage of homebuilding revenues reflects the impact of our expansion into the Southeastern United States where we generally incur higher levels of sales and marketing costs and G&A expenses as a percentage of revenues.

Income from unconsolidated joint ventures increased 120 percent in 2003 to $60.7 million. This increase was generated from a 92 percent jump in new home deliveries to 620 new homes, compared to 323 deliveries in 2002, and an increase in land sales from our Talega land development joint venture in South Orange County, California. All of our joint venture deliveries during 2003 and 2002 were generated in California. Earnings from our unconsolidated joint ventures will vary significantly from year to year based on the timing of joint venture deliveries and land sales and are expected to be less for 2004 than in 2003 primarily due to fewer deliveries.

Other expense for 2003 reflects a pretax charge of approximately $3.2 million recognized in connection with the early retirement of our 8½% Senior Notes due 2007 discussed above, which was offset in part by construction fee income generated by our Orlando and Jacksonville, Florida operations.

Net new orders for 2003 were up 35 percent from the year earlier period to a record 9,187 new homes (including 576 joint venture orders) compared to 6,812 (including 583 joint venture orders) in 2002. In addition, our cancellation rate decreased in 2003 to 18 percent versus 20 percent in 2002. Orders were down 7 percent in Southern California on a 17 percent decline in average new home communities, up 48 percent in Northern California on a 33 percent increase in average community count, up 18 percent in Arizona on a flat community count, down 12 percent in Texas on a 24 percent lower community count and up 22 percent in Colorado on a 9 percent higher average community count. In Florida, we generated 2,675 new home orders from an average of 34 communities in 2003 compared to 1,115 new home orders during 2002, and in the Carolinas, we generated 522 new home orders from an average of 9 communities in 2003 compared to 177 new home orders during 2002.

Net new orders for the 2003 fourth quarter increased 34 percent year-over-year to 2,163 new homes (including joint ventures) on an 8 percent increase in average community count. Orders were up 4 percent in Southern California despite a 23 percent decline in the average number of active selling communities, up 244 percent in Northern California on a 60 percent higher community count, up 83 percent in Florida on a 75 percent higher community count and down 7 percent in Arizona on a 20 percent lower community count. Orders were down 12 percent in the Carolinas on an 11 percent higher community count, up 48 percent in Colorado on an 8 percent higher community count and down 19 percent in Texas on a 28 percent lower community count. The order levels in the Company's three largest markets, California, Florida and Arizona, generally reflect healthy housing market conditions in those regions while the order levels in Texas and Colorado continue to reflect the impact of generally weak economic conditions.

The strong overall level of new home orders in 2003 resulted in a record year-end backlog of 4,435 presold homes (including 166 joint venture homes) valued at an estimated $1.6 billion (including $104 million of joint venture backlog value), an increase of 54 percent from the December 31, 2002 backlog value. No assurance can be given that all of the homes in our backlog will actually be delivered as contracted. See "Business—Marketing and Sales" for a discussion of our cancellation rates.

Financial Services—Revenues from our financial services segment, which represent our mortgage banking operations throughout California and in South Florida, were up 36 percent in 2003 to $18.9 million compared to $13.9 million last year. The higher level of revenues was primarily attributable to a 52 percent increase in the dollar volume of mortgage loans sold and an increase in net interest income. The higher loan volume was attributed to a 24 percent increase in new homes delivered in California and the commencement of loan originations in South Florida at the end of fiscal year 2002.

Expenses for the financial services segment in 2003 were up 50 percent compared to the prior year primarily due to higher revenue and earnings levels generated during 2003, along with start-up costs incurred in connection with our expansion into the South Florida market during the early part of 2003 and start up costs incurred in connection with our current expansion into Arizona and Texas. In March 2004, Family Lending also began originating loans in Arizona and Texas.

Financial services joint venture income, which is derived from mortgage banking joint ventures with third party financial institutions that operate in conjunction with our homebuilding divisions in Arizona, Texas, Colorado, the Carolinas, and Tampa and Southwest Florida, was up 36 percent to $3.2 million. The higher income level was primarily due to the addition of the Florida and Carolina joint venture during the 2002 third quarter through the acquisition of Westfield Homes and increased deliveries in Arizona.

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

Overview—Net income for the year ended December 31, 2002 increased 7 percent to $118.7 million, or $3.67 per diluted share, compared to $111.1 million, or $3.63 per diluted share, in 2001. The increase in net income was driven by a 4 percent increase in homebuilding pretax income, a 59 percent increase in financial services pretax income and an 80 basis point reduction in our effective tax rate to 39.0 percent.

On April 15, 2002, we acquired Westbrooke Homes, a longtime homebuilder in the Miami, Florida metropolitan area. With this acquisition, we purchased or assumed the rights to acquire approximately 2,800 single-family lots and acquired a backlog of 485 presold homes.

On May 14, 2002, we acquired Colony Homes, a homebuilder in the Orlando, Florida metropolitan area. At closing, we purchased or assumed the rights to acquire over 1,600 buildable lots and acquired a backlog of 141 presold homes.

On August 13, 2002, we acquired Westfield Homes, a homebuilder that has been in business since 1980, which operates in Tampa and Southwest Florida, and in Raleigh-Durham and Charlotte in the Carolinas. We did not acquire Westfield's Illinois operations. With this acquisition, we purchased or assumed the rights to acquire approximately 4,800 buildable lots in these markets and acquired a backlog of 626 presold homes.

In August 2002, we announced our decision to close our Houston division. In 2001, our Houston operations represented less than 2 percent of our total homebuilding revenues and did not make a significant contribution to our Texas earnings. In connection with winding down our Houston operations, we recognized a noncash pretax charge of approximately $3.0 million during the 2002 third quarter, which was included in costs of sales in the accompanying consolidated statements of income. The impairment charge primarily related to the write-down of certain real estate inventories that were to be disposed of to their estimated fair value. These assets consisted of homes under construction, lots to be started and constructed, and lots to be sold to other homebuilders.

Homebuilding—Homebuilding pretax income for 2002 was up 4 percent to $187.5 million compared to $180.0 million in 2001. The higher level of pretax income was primarily attributable to a 36 percent increase in homebuilding revenues, which was largely offset by a 260 basis point decrease in the homebuilding gross margin percentage, and a 40 basis point increase in SG&A expenses as a percentage of homebuilding revenues. The lower homebuilding gross margin percentage reflects, in part, a slowdown in the Colorado and Texas housing markets and the $3.0 million third quarter pretax charge discussed above related to our decision to close our Houston division. The Houston noncash charge is reflected in cost of sales in our accompanying consolidated statements of income.

Homebuilding revenues for 2002 increased 36 percent to $1.87 billion compared to the $1.38 billion generated in 2001. The increase in revenues was attributable to a 48 percent increase in new home deliveries (exclusive of joint ventures) to 5,942 homes, reflecting in part the delivery of 1,429 homes from our Florida and Carolina operations. The increase in deliveries was partially offset by an 8 percent decline in our consolidated average home price to $314,000. The lower average price was due primarily to increased deliveries from our Arizona division and the deliveries from our Florida and Carolina operations, which were acquired in the second and third quarters of 2002.

In California, we delivered 2,284 new homes (exclusive of joint ventures) in 2002 versus 1,925 homes in 2001. Deliveries were up 30 percent in Southern California to 1,727 new homes and down 7 percent in Northern California to 557 new homes. In Arizona, deliveries increased 34 percent to 1,432 new homes, while deliveries in Texas and Colorado were down 19 and 27 percent, respectively. The decline in Texas and Colorado deliveries reflected the impact of slower economic conditions on housing demand in these markets.

Our average home price in California (exclusive of joint ventures) increased 7 percent to $488,000. The higher price reflected the delivery of larger homes combined with general new home price increases, primarily in the strong Southern California housing market. Our average home prices in Arizona and Colorado remained essentially flat compared to 2001, while our average home price in Texas declined approximately 2 percent to $287,000. Our 2002 average home prices in Florida and the Carolinas were $197,000 and $142,000, respectively.

Our homebuilding gross margin percentage for 2002 decreased 260 basis points to 18.1 percent compared to 20.7 percent in 2001. The lower gross margin percentage reflected the impact of slower economic conditions in our Texas, Colorado and Northern California markets, the Houston noncash charge noted above and the purchase accounting adjustments related to the three acquisitions we made during 2002. In accordance with purchase accounting standards, we increased the carrying values of presold homes in the backlog of the acquired entities to their estimated fair value. This adjustment had the impact of increasing cost of sales and reducing our gross margin percentage when these homes were delivered.

SG&A expenses for 2002 were 9.4 percent of homebuilding revenues compared to 9.0 percent in 2001. The increase in SG&A expenses as a percentage of homebuilding revenues was due primarily to the increase in deliveries outside of California where G&A and sales and marketing costs are generally higher.

Income from unconsolidated joint ventures in 2002 was generated from the delivery of 323 new homes, compared to 294 deliveries in 2001, and from land sales from our Talega land development joint venture in South Orange County, California. All of our joint venture deliveries during 2002 and 2001 were generated in California.

Effective January 1, 2002, we ceased amortizing goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." During 2001, we amortized approximately $2.3 million of goodwill.

Net new orders for 2002 were up 64 percent to 6,812 new homes (including 583 joint venture orders) compared to 4,166 (including 268 joint venture orders) in 2001. In addition, our cancellation rate decreased in 2002 to 20 percent versus 26 percent in 2001. Orders were up 43 percent in Southern California on a 15 percent increase in the average community count, up 90 percent in Northern California on a 7 percent increase in the average community count, down 6 percent in Texas on a 7 percent decline in average community count, up 25 percent in Arizona on an 11 percent higher average community count, and down 7 percent in Colorado on a 10 percent higher average community count. With respect to the operations acquired in 2002, we generated 1,115 new home orders in Florida and 177 new home orders in the Carolinas. The strong overall level of new home orders, together with our three acquisitions in 2002, resulted in a year-end backlog of 3,196 presold homes (including 267 joint venture orders) valued at an estimated $1.0 billion (including $139 million of joint venture backlog value), an increase of 127 percent from the December 31, 2001 backlog value. No assurance can be given that all of the homes in our backlog will actually be sold as contracted. See "Business—Marketing and Sales" for a discussion of our cancellation rates.

Financial Services—Revenues from our financial services segment were up 57 percent in 2002 to $13.9 million from $8.9 million in 2001. The higher level of revenues was primarily attributable to a 36 percent increase in the volume of mortgage loans sold combined with a 44 percent increase in net interest income. The higher level of loan volume was driven by an increase in new homes delivered in California, an increase in our capture rate to 60 percent in California, and our commencement of loan originations in South Florida during the third quarter of 2002. The increase in net interest income was attributable to the higher level of loans carried by us prior to sale to third party investors and the favorable interest rate environment, which resulted in a greater spread between the cost to carry the loans prior to sale and the interest rates received on the loans held for sale.

Expenses for the financial services segment were up 46 percent primarily as a result of increased compensation and overhead expenses driven by the higher revenue and earnings levels and due to start-up expenses incurred in connection with our entrance into the South Florida market.

Financial services joint venture income was up 36 percent to $2.3 million from $1.7 million in 2001. The higher income level was primarily due to increased deliveries in Arizona and the addition of the Florida and Carolina joint ventures in 2002 resulting from our acquisitions in these markets.

Other financial services income represents earnings from our title insurance operations in Texas and South Florida, which serve as title insurance agents offering title examination services.

Inventory Carrying Costs and Inventory Turnover Ratio

December 31,	*2003*	*2002*	*2001*
(Dollars in millions)			
Capitalized interest in ending inventories owned	$ 38.4	$ 31.9	$ 28.9
Capitalized interest as a percentage of total ending inventories owned	2.2%	2.5%	2.6%
Average inventories owned balance	$1,523	$1,260	$1,007
Cost of sales for the year then ended	$1,839	$1,532	$1,091
Ratio of cost of sales to average inventories owned balance (inventory turn ratio)(1)	1.21x	1.22x	1.08x

(1) Inventory turn ratio means cost of sales divided by average inventories owned. Average inventories owned means (i) inventories owned at the beginning of the calendar year plus inventories owned at the end of each quarter during the calendar year (ii) divided by five.

The 2003 inventory turn ratio of 1.21 remained relatively consistent with the 2002 inventory turn ratio of 1.22. The nominal decline in the ratio from 2002 was primarily attributed to an increase in average inventories owned related to our acquisitions in Jacksonville and Sacramento during the fourth quarter of 2003. The impact of the higher level of inventories was partially offset by a 28 percent increase in new home deliveries in 2003 (exclusive of joint ventures) compared to 2002 resulting from the increase in our sales rates.

The inventory turn ratio increased from 1.08 in 2001 to 1.22 in 2002. This improvement was primarily attributable to a 48 percent increase in consolidated new home deliveries in 2002 to 5,942 homes resulting from the increase in our sales rates. The increase in deliveries was primarily due to strong housing market conditions experienced in Southern California and Arizona and deliveries from our newly acquired operations in Florida and the Carolinas. These increases were partially offset by a decline in deliveries from our Northern California, Texas and Colorado divisions.

Liquidity and Capital Resources

Our principal uses of cash have been for land acquisitions, construction and development expenditures, operating expenses, market expansion (including acquisitions), investments in land development and homebuilding joint ventures, principal and interest payments on debt, share repurchases and dividends to our stockholders. Cash requirements have been met by internally generated funds, outside borrowings, including our public note offerings and bank revolving credit facility, land option contracts, joint venture financings, land seller notes, assessment district bond financing and through the sale of common equity through public offerings. To a lesser extent, capital has been provided through the issuance of common stock as acquisition consideration as well as from proceeds received upon the exercise of company stock options. In addition, our mortgage financing subsidiary requires funding to finance its mortgage lending operations. Its cash needs are funded from mortgage credit facilities, internally generated funds and a parent line of credit. Based on our current business plan and market conditions, we believe that these sources of cash should be sufficient to finance our current working capital requirements and other needs.

During 2003, our homebuilding debt increased $357 million and we raised an additional $50 million through the issuance of common equity. These funds, in addition to the cash generated from operations, were used to finance our $721 million increase in homebuilding assets. The increased investment in our homebuilding operations was made to support our growth initiatives which consist of expansion into new geographic markets as well as increasing delivery volume in our established divisions. We expect to further increase our investment in homebuilding assets in 2004 as we continue to pursue these growth initiatives.

An important focus of management is managing our leverage. Careful consideration is given to balancing our desire to further our strategic growth initiatives while maintaining a proper balance of our debt levels relative to our stockholders' equity. Our leverage has generally fluctuated over the past several years in the range of 45 percent to 55 percent (as measured by adjusted net homebuilding debt, which excludes indebtedness of our financial services subsidiary and liabilities of inventories not owned, to total book capitalization). Our leverage and debt levels, including usage of our bank revolving credit facility, can be impacted quarter-to-quarter by seasonal cash flow factors, as well as other factors, such as the timing and magnitude of acquisitions. In general, our borrowings increase during the first three quarters of the year and decrease in the fourth quarter as a result of higher deliveries in the latter portion of the year.

In January 2003, we entered into a new $450 million unsecured revolving credit facility. The new facility matures on October 31, 2005 and contains provisions allowing us, at our option, to extend the maturity date of the facility to October 31, 2006. In addition, the facility contains a provision that allows us to increase the total aggregate commitment under the facility up to $550 million, subject to the availability of additional bank lending commitments. Certain of our wholly owned subsidiaries guarantee our obligations under the facility.

The facility contains financial covenants, including the following:

- a covenant that, as of December 31, 2003, requires us to maintain not less than $691.8 million of consolidated tangible net worth (which amount is subject to increase over time based on subsequent earnings and proceeds from equity offerings);
- a leverage covenant that prohibits any of the following:
  - our ratio of combined total homebuilding debt to adjusted consolidated tangible net worth from being in excess of 2.50 to 1.0;
  - our ratio of combined senior homebuilding debt to adjusted consolidated tangible net worth from being in excess of 2.0 to 1.0;
  - our ratio of unsold land to adjusted consolidated tangible net worth from being in excess of 1.60 to 1.0; and

- an interest coverage covenant that prohibits our ratio of homebuilding EBITDA to consolidated homebuilding interest incurred for any period consisting of the preceding four consecutive fiscal quarters from being less than 1.75 to 1.0 (subject to certain exceptions).

The facility also limits, among other things, our investments in joint ventures and the amount of dividends we can pay. These covenants, as well as a borrowing base provision, limit the amount we may borrow or keep outstanding under the facility and from other sources. At December 31, 2003, we had no borrowings outstanding and had issued approximately $33.4 million of letters of credit under the facility. As of December 31, 2003, and throughout the year ended December 31, 2003, we were in compliance with the covenants of the facility. Our ability to renew and extend the facility in the future is dependent upon a number of factors including the state of the commercial lending environment, the willingness of banks to lend to homebuilders and our financial condition and strength.

We utilize three mortgage credit facilities to fund mortgage loans originated by our financial services subsidiary with a total aggregate commitment of $140 million. One of the facilities provides $15 million in additional borrowing capacity between October 1, 2003 and March 31, 2004, providing for an aggregate commitment up to $155 million. Mortgage loans are typically financed under the facilities for a short period of time, approximately 15 to 60 days, prior to completion of sale of such loans to third party investors. The facilities, which have LIBOR based pricing, also contain certain financial covenants including leverage and net worth covenants and have current maturity dates ranging from April 3, 2004 to June 28, 2004. It is our intention to renew these facilities. At December 31, 2003, we had approximately $59.3 million advanced under these facilities.

In March 2003, we issued $125 million of 7¾% Senior Notes that mature on March 15, 2013. These notes were issued at a discount to yield approximately 7.88 percent and are senior unsecured obligations. Net proceeds were approximately $122.7 million and were used to repay borrowings outstanding under our revolving credit facility.

In May 2003, we issued $175 million of 6⅞% Senior Notes that mature on May 15, 2011. These notes were issued at par in a transaction exempt from the registration requirements of federal and state securities laws for resale pursuant to Rule 144A. In September 2003, we completed an offer to exchange all of the outstanding original notes for an equal amount of registered and substantially similar 6⅞% Senior Notes due 2011. Net proceeds from the original 6⅞% Senior Notes were approximately $173.4 million and were used to pay off borrowings outstanding under our revolving credit facility with the balance used for general corporate purposes.

In September 2003, we issued $150 million of 6½% Senior Notes at par that mature on October 1, 2008. Net proceeds were approximately $148.6 million and $102.8 million was used in October 2003 to redeem in full our 8½% Senior Notes due 2007 with the balance used for general corporate purposes.

Pursuant to the terms of the 7¾%, 6⅞% and 6½% Senior Notes and our other outstanding public senior notes, we will, under certain circumstances, be obligated to make an offer to purchase all or a portion of the notes in the event of certain asset sales. In addition, these notes contain other restrictive covenants that, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including payments of dividends, other distributions and investments in unrestricted subsidiaries and unconsolidated joint ventures) and (4) sell assets. Also, upon a change in control, we are required to make an offer to purchase these notes at 101 percent of the principal amount.

In December 2003, we issued 1,000,000 shares of common stock at a price to the public of $50.40 per share. Net proceeds to us after underwriting expenses were approximately $50.0 million and were used for general corporate purposes, including acquisitions.

We maintain a universal shelf registration statement on Form S-3 that permits the issuance from time to time of common stock, preferred stock, debt securities and warrants. We issued the 7¾% Senior Notes and the 6½% Senior Notes pursuant to the shelf registration statement. Currently, $314 million of securities remain available for future issuance by us under this registration statement. We evaluate our capital needs and public capital market conditions on a continual basis to determine if and when it may be advantageous to issue additional securities. There may be times when the public debt or equity markets lack sufficient liquidity or when our securities cannot be sold at attractive prices, in which case, we may not be able to access capital from these sources and may need to seek additional capital from our bank group, other sources or adjust our capital outlays and expenditures accordingly. In addition, a weakening of our financial condition or strength, including in particular a material increase in our leverage or decrease in our profitability or interest coverage ratio, could result in a credit ratings downgrade or change in outlook or otherwise increase our cost of borrowing and adversely affect our ability to obtain necessary funds.

From time to time, purchase money mortgage financing and community development district ("CDD") or similar bond financings are used to finance land acquisition and development costs. At December 31, 2003, we had approximately $24.2 million outstanding in trust deed and other notes payable, including CDD bonds.

We paid approximately $10.4 million, or $0.32 per common share ($0.08 per common share per quarter), in dividends to our stockholders during 2003. Our management expects that this dividend policy will continue, but is subject to regular review by our Board of Directors. Common stock dividends are paid at the discretion of our Board of Directors and are dependent upon various factors, including our future earnings, our financial condition and liquidity, our capital requirements and applicable legal and contractual restrictions. Additionally, our revolving credit facility and public notes impose restrictions on the amount of dividends we may be able to pay. On January 29, 2004, our Board of Directors declared a quarterly cash dividend of $0.08 per share of common stock. This dividend was paid on February 26, 2004 to stockholders of record on February 12, 2004.

During the year ended December 31, 2003, we issued 741,888 shares of common stock pursuant to the exercise of stock options for cash consideration of approximately $11.3 million.

In April 2001, our Board of Directors authorized a $35 million stock repurchase plan that replaced our previously authorized repurchase plan. In October 2002, our Board increased the buyback limit to $50 million, and in January 2003, the Board increased the limit to $75 million. Through March 1, 2004, we had repurchased 1,631,500 shares of common stock for approximately $34.4 million under the plan, leaving a balance of approximately $40.6 million for future share repurchases.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future estimated cash payments under existing contractual obligations as of December 31, 2003, including estimated cash payments due by period. Our purchase obligations primarily represent commitments for land purchases under land purchase and land option contracts with non-refundable deposits, estimated future payments under price and profit participation agreements and subcontractor labor and material commitments to be utilized in the normal course of business.

	Payments Due by Period				
Contractual Obligations	*Total*	*Less Than 1 Year*	*1-3 Years*	*3-5 Years*	*After 5 Years*
(Dollars in thousands)					
Long-term debt(1)	$ 996,169	$ 13,643	$10,537	$249,710	$722,279
Operating leases(2)	19,075	5,161	7,733	3,582	2,599
Purchase obligations(3)	1,189,860	1,152,093	37,169	598	—
Total	$2,205,104	$1,170,897	$55,439	$253,890	$724,878

(1) For a more detailed description of our long-term debt, refer to footnotes 5, 6 and 7 in our accompanying consolidated financial statements.

(2) For a more detailed description of our operating leases, refer to footnote 10 in our accompanying consolidated financial statements.

(3) Includes approximately $543.6 million (net of deposits) in land purchase and option contracts for which we have made non-refundable deposits. For a more detailed description of our land purchase and option contracts, see "—Off-Balance Sheet Arrangements" and footnote 10 in our accompanying consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We are subject to customary obligations associated with entering into contracts for the purchase of land and improved homesites. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. As of December 31, 2003, we had cash deposits and letters of credit outstanding of approximately $31.1 million on land purchase contracts having a total remaining purchase price of approximately $500.0 million.

We also utilize option contracts with land sellers and third-party financial entities as a method of acquiring land in staged takedowns and minimizing the use of funds from our revolving credit facility and other corporate financing sources. These option contracts also help us manage the financial and market risk associated with land holdings. Option contracts generally require the payment of a non-refundable cash deposit or the issuance of a letter of credit for the right to acquire lots over a specified period of time at predetermined prices. We generally have the right at our discretion to terminate our obligations under these option agreements by forfeiting our cash deposit or by repaying amounts drawn under the letter of credit with no further financial responsibility. As of December 31, 2003, we had cash deposits and letters of credit outstanding of approximately $15.4 million on option contracts having a total remaining purchase price of approximately $276.2 million. Our utilization of option contracts is dependent on, among other things, the availability of capital to the option provider, general housing market conditions and geographic preferences. Options may be more difficult to procure from land sellers in strong housing market conditions and are more prevalent in certain geographic regions.

We enter into land development and homebuilding joint ventures from time to time as a means of accessing lot positions, expanding our market opportunities, establishing strategic alliances, managing our risk profile and leveraging our capital base. These joint ventures typically obtain secured acquisition, development and construction financing, which minimizes the use of funds from our revolving credit facility and other corporate financing sources. We plan to continue using these types of arrangements to finance the development of properties as opportunities arise. At December 31, 2003, these unconsolidated joint ventures had borrowings outstanding that totaled approximately $292.7 million that, in accordance with accounting principles generally accepted in the United States, are not recorded in our accompanying consolidated balance sheet. We and our joint venture partners generally provide credit enhancements to these financings in the form of loan-to-value maintenance agreements, which require us under certain circumstances to repay the venture's borrowings to the extent such borrowings plus construction completion costs exceed a specified percentage of the value of the property securing the loan. Either a decrease in the value of the property securing the loan or an increase in construction completion costs could trigger this payment obligation. Typically, we share these obligations with our other partners, and in some instances, these obligations are subject to limitations on the amount that we could be required to pay down. As of December 31, 2003, approximately $146.7 million of our unconsolidated joint venture borrowings were subject to these credit enhancements by us and our partners.

In addition, we and our joint venture partners are generally obligated to the project lenders to complete land development improvements and the construction of planned homes if the joint venture does not perform the required development and construction. Provided we and the other joint venture partners are in compliance with these completion obligations, the project lenders would be obligated to fund these improvements through any financing commitments available under the applicable joint venture development and construction loans. We and our joint venture partners have from time to time provided unsecured environmental indemnities to joint venture project lenders. In some instances, these environmental indemnities are subject to caps. In each case, we have performed due diligence on potential environmental risks including obtaining an independent environmental review from outside consultants. These indemnities obligate us to reimburse the project lenders for claims related to environmental matters for which they are held responsible.

We and our joint venture partners have also agreed to indemnify third party surety providers with respect to performance bonds issued on behalf of certain of our joint ventures. If a joint venture does not perform its obligations, the surety bond could be called. If these surety bonds are called and the joint venture fails to reimburse the surety, we and our joint venture partners would be obligated to indemnify the surety. These surety indemnity arrangements are generally joint and several obligations with our joint venture partners. As of December 31, 2003, our joint ventures had approximately $204.3 million of surety bonds outstanding subject to these indemnity arrangements.

We have no other material commitments or off-balance sheet financing arrangements that under current market conditions we expect to materially affect our future liquidity.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 provides that gains or losses resulting from the extinguishment of debt not be classified as an extraordinary item unless it meets the criteria of Accounting Principles Board Opinion No. 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material impact on our financial position or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan as prescribed under EITF No. 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The disclosure requirements of FIN 45 became effective as of December 31, 2002, and we adopted that portion of the pronouncement as of that date. The initial recognition and measurement requirements of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. Recognition of a liability is recorded at its estimated fair value based on the present value of the expected contingent payments under the guarantee arrangement. The adoption of the initial recognition and measurement requirements of FIN 45 did not have a material impact on our financial condition or results of operations.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Although SFAS 148 does not require use of the fair value method of accounting for stock-based employee compensation, it does provide alternative methods of transition should companies elect to adopt the fair value method of accounting, which requires companies to record compensation expense when stock options are granted. SFAS 148 also amends the disclosure provisions of SFAS 123 and Accounting Principles Board Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in interim and annual financial statements. We adopted the fair value recognition provisions of SFAS 123 during the 2003 fourth quarter. We selected the prospective method of adopting SFAS 123 as permitted by SFAS 148. Under the prospective method selected by us, the fair value recognition provisions are applied to all employee stock option awards granted, modified or settled after December 31, 2002. The initial adoption of SFAS 148 did not have a material impact on our financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51 ("FIN 46"). Under FIN 46, a variable interest entity ("VIE") is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders, (ii) the entity's equity holders as a group either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity or (iii) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to FIN 46, the enterprise that is deemed to absorb a majority of the expected losses, receive a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in FIN 46. FIN 46 was effective immediately for arrangements entered into after January 31, 2003 and will be applied to all arrangements entered into before February 1, 2003 during our fiscal quarter ended March 31, 2004. The initial adoption of FIN 46 for arrangements entered into after January 31, 2003 did not have a material impact on our financial position or results of operations. We are still evaluating the impact of FIN 46 for all arrangements entered into prior to February 1, 2003, however, we do not anticipate that the impact of these arrangements will have a material effect on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our financial position or results of operations.

Forward-Looking Statements

This annual report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. In addition, other statements we may make from time to time, such as press releases, oral statements made by Company officials and other reports we file with the Securities and Exchange Commission, may also contain such forward-looking statements. These statements, which represent our expectations or beliefs regarding future events, may include but are not limited to statements regarding:

- the continued strength and consolidation of the homebuilding sector;
- our prospects, growth potential and desire to build market share through acquisitions;
- our focus on maintaining a strong balance sheet and carefully managing our leverage;
- the continuation of demographic trends driving the demand for housing and of housing supply constraints;
- the relative impact of interest rates and other factors on the demand for housing;
- expected increases in population, employment and new households;
- the expectation of rising demand, together with growth in income and wealth, spurring housing investments to new heights;
- our strategies;
- the strength of our markets;
- expected revenues, deliveries, average home prices and gross margins;
- sales orders and our backlog of homes and their estimated sales value;
- our opportunities and desire to expand in our existing markets and enter new geographic markets;
- our opportunities and desire to identify more affordable housing opportunities and to expand our price points;
- our ability to react to increases or decreases in demand for housing;
- our ability to rapidly take advantage of local market opportunities as they arise;
- the adequacy of our inventory of building sites and our competitive edge in acquiring new building sites;
- planned new home community openings and the expected number of active selling communities;
- the adequacy of our impairment charges relating to our exit from the Houston market;
- contingent earn-out payments in connection with acquisitions;
- the sufficiency of our capital resources;
- our planned continued use of joint ventures and expected joint venture deliveries;
- our review and assessment of goodwill for impairment;
- the expected impact of new accounting pronouncements;
- our expectation that our material commitments and off-balance sheet financing arrangements will not materially affect our liquidity;
- our exposure to market risks, including fluctuations in interest rates;
- the effectiveness and adequacy of our disclosure and internal controls;
- the time typically required to complete construction of a home;
- the expected impact of outstanding claims and actions on our results of operations and financial position;
- the likelihood of realization of a net deferred tax asset; and
- the potential value of and expense related to stock option grants.

Forward-looking statements are based on current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our control and difficult to forecast—that may cause actual results to differ materially from those that may be described or implied. Such factors include but are not limited to:

- local and general economic and market conditions, including consumer confidence, employment rates, interest rates, the cost and availability of mortgage financing, and stock market, home and land valuations;
- the impact on economic conditions of terrorist attacks or the outbreak or escalation of armed conflict involving the United States;
- the cost and availability of suitable undeveloped land, building materials and labor;
- the cost and availability of construction financing and corporate debt and equity capital;
- the significant amount of our debt and the impact of the restrictive covenants in our credit agreements and public notes;
- the demand for single-family homes;
- cancellations of purchase contracts by homebuyers;
- the cyclical and competitive nature of our business;
- governmental regulation, including the impact of "slow growth," "no growth" or similar initiatives;
- delays in the land entitlement and other approval processes, development, construction, or the opening of new home communities;
- adverse weather conditions and natural disasters;
- environmental matters;
- risks relating to our mortgage financing operations, including hedging activities;
- future business decisions and our ability to successfully implement our operational, growth and other strategies;
- risks relating to acquisitions;
- litigation and warranty claims; and
- other factors included in this annual report.

We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this annual report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks related to fluctuations in interest rates on our mortgage loans receivable, mortgage loans held for sale and outstanding debt. Other than forward sale commitments of mortgage-backed securities entered into by our financial services subsidiary for the purpose of hedging interest rate risk as described below, we did not utilize swaps, forward or option contracts on interest rates, foreign currencies or commodities or other types of derivative financial instruments as of or during the year ended December 31, 2003. We do not enter into or hold derivatives for trading or speculative purposes. The purpose of the following analysis is to provide a framework to understand our sensitivity to hypothetical changes in interest rates as of December 31, 2003. You should be aware that many of the statements contained in this section are forward looking and should be read in conjunction with our disclosures under the heading "Forward-Looking Statements."

As part of our ongoing operations, we provide mortgage loans to our homebuyers through our financial services subsidiary, Family Lending, and our joint ventures, SPH Mortgage, WRT Financial and Westfield Home Mortgage. Our mortgage banking joint ventures, and to a lesser extent, Family Lending, manage the interest rate risk associated with making loan commitments and holding loans for sale by preselling loans. Preselling loans consists of obtaining commitments (subject to certain conditions) from investors to purchase the mortgage loans while concurrently extending interest rate locks to loan applicants. In the case of our financial services joint ventures, these loans are presold and promptly transferred to their respective financial institution partners or third party investors. In the case of Family Lending, these loans are presold to third party investors. Before completing the sale to these investors, Family Lending finances these loans under its mortgage credit facilities for a short period of time (typically for 15 to 30 days), while the investors complete their administrative review of the applicable loan documents. Due to the frequency of these loan sales and the commitments from its third party investors, we believe the market rate risk associated with loans originated on this basis by Family Lending is minimal.

To enhance potential returns on the sale of mortgage loans, Family Lending also originates a substantial portion of its mortgage loans on a non-presold basis. When originating on a non-presold basis, Family Lending locks interest rates with its customers and funds loans prior to obtaining purchase commitments from secondary market investors, thereby creating interest rate risk. To hedge this interest rate risk, Family Lending enters into forward sale commitments of mortgage-backed securities. Loans originated in this manner are typically held by Family Lending and financed under its mortgage credit facility for 15 to 60 days before they are sold to third party investors. Family Lending utilizes the services of a third party advisory firm to assist with the execution of its hedging strategy for loans originated on a non-presold basis. While this hedging strategy is designed to assist Family Lending in mitigating risk associated with originating loans on a non-presold basis, these instruments involve elements of market risk that could result in losses on loans originated in this manner. In addition, volatility of mortgage interest rates can also increase the costs associated with this hedging program and therefore, adversely impact margins on loan sales. As of December 31, 2003, Family Lending had approximately $74.2 million of closed mortgage loans and loans in process that were originated on a non-presold basis, of which approximately $65.1 million were hedged by forward sale commitments of mortgage-backed securities.

There are also certain loans in Family Lending's mortgage loan portfolio that were contributed to Family Lending in connection with its initial capitalization. These mortgage loans are accounted for as loans held for sale and include both fixed and variable rate loans. To a much lesser extent, our homebuilding operation has provided first and second mortgage loans to homebuyers. These loans are held to maturity and generally are at fixed interest rates.

We utilize debt financing primarily for acquiring and developing land, constructing and selling homes, funding market expansion through acquisitions, and for other operating purposes. Historically, we have made short-term borrowings under our revolving credit facility to fund these expenditures, and when market conditions were appropriate, based on our judgment, we would issue stock or fixed rate debt to provide longer-term financing. In addition, as discussed above, our financial services subsidiary utilizes short-term borrowings under its mortgage credit facilities to finance mortgage loan originations for our homebuyers. Borrowings under these revolving credit facilities are at variable rates.

For our fixed rate debt, changes in interest rates generally affect the fair market value of the debt instrument, but not our earnings or cash flows. Conversely, for our variable rate debt, changes in interest rates generally do not impact the fair market value of the debt instrument but do affect our earnings and cash flows. We do not currently have any obligations to prepay fixed rate debt prior to maturity, and as a result, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until we would be required to refinance such debt. Holding our variable rate debt balance constant as of December 31, 2003, each one percentage point increase in interest rates would result in an increase in variable rate interest incurred for the coming year of approximately $600,000. A one percentage point increase in interest rates on our average variable rate debt outstanding during 2003 would have also resulted in an increase in variable rate interest costs of approximately $700,000. In addition, holding our combined homebuilding joint venture variable rate debt balance constant as of December 31, 2003, each one percentage point increase in interest rates would result in an approximate $2.9 million increase in the interest costs of the unconsolidated joint ventures.

The table below details the principal amount and the average interest rates for the mortgage notes receivable, mortgage loans held for sale and outstanding debt for each category based upon the expected maturity or disposition dates. Certain mortgage notes receivable and mortgage loans held for sale require periodic principal payments prior to the expected maturity date. The fair value estimates for these mortgage notes receivable and mortgage loans held for sale are based upon future discounted cash flows of similar type notes or quoted market prices for similar loans. The carrying value of our variable rate debt approximates fair value due to the frequency of repricing of this debt. Our fixed rate debt consists of trust deed and other notes payable, senior notes payable and senior subordinated notes payable. The interest rates on our trust deed and other notes payable approximate the current rates available for secured real estate financing with similar terms and maturities, and as a result, their carrying amounts approximate fair value. Our senior and senior subordinated notes payable are publicly traded debt instruments and their fair values are based on their quoted market prices as of December 31, 2003.

	Expected Maturity Date							*Estimated*
December 31,	*2004*	*2005*	*2006*	*2007*	*2008*	*Thereafter*	*Total*	*Fair Value*
(Dollars in thousands)								
Assets:								
Mortgage notes receivable	$ 7,095	$ 26	$ 28	$ 22	$ —	$ —	$ 7,171	$ 7,171
Average interest rate	5.6%	6.9%	6.9%	6.9%	—	—	5.6%	
Mortgage loans held for sale(1)	$63,183	$ 78	$ 85	$ 53	$ 44	$ 600	$ 64,043	$ 64,228
Average interest rate	5.7%	9.4%	9.5%	9.1%	8.8%	8.6%	5.7%	
Liabilities:								
Fixed rate debt	$13,643	$8,498	$2,039	$ 34	$249,676	$722,279	$996,169	$1,057,232
Average interest rate	3.7%	5.4%	5.9%	0.0%	7.1%	8.3%	7.9%	
Variable rate debt	$59,317	$ —	$ —	$ —	$ —	$ —	$ 59,317	$ 59,317
Average interest rate	2.1%	—	—	—	—	—	2.1%	
Off-Balance Sheet Financial Instruments:								
Forward sale commitments of mortgage-backed securities:								
Notional amount	$65,052	$ —	$ —	$ —	$ —	$ —	$ 65,052	$ 65,465
Average interest rate	5.5%	—	—	—	—	—	5.5%	
Commitments to originate mortgage loans:								
Notional amount	$27,760	$ —	$ —	$ —	$ —	$ —	$ 27,760	$ 27,497
Average interest rate	5.1%	—	—	—	—	—	5.1%	

(1) Substantially all of the amounts presented in this line item for 2004 reflect the expected date of disposition of certain loans rather than the actual scheduled maturity dates of these mortgages.

Based on the current interest rate management policies we have in place with respect to most of our mortgage loans held for sale, we do not believe that the future market rate risks related to the above securities will have a material adverse impact on our financial position, results of operations or liquidity.

Report of Independent Auditors

To the Board of Directors and Stockholders of Standard Pacific Corp.:

We have audited the accompanying consolidated balance sheets of Standard Pacific Corp. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Standard Pacific Corp. and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated January 21, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Standard Pacific Corp. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the consolidated financial statements of Standard Pacific Corp. and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 2.r., these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002 and changed the Company's method of accounting for goodwill. Our audit procedures with respect to the transitional disclosures in Note 2.r. for 2001 included (i) agreeing the previously reported net income to the previously issued consolidated financial statements and the adjustments to reported net income representing goodwill amortization (net of income taxes) recognized in that period related to goodwill that is no longer being amortized to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the transitional disclosures for 2001 in Note 2.r. are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the Company's 2001 consolidated financial statements taken as a whole.

Ernst + Young LLP

Irvine, California
January 27, 2004

The following audit report of Arthur Andersen LLP is a copy of the original report dated January 21, 2002 rendered by Arthur Andersen LLP on our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, and has not been reissued by Arthur Andersen LLP since that date. We are including this copy of the Arthur Andersen LLP audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Act of 1933. The Arthur Andersen LLP audit report refers to consolidated balance sheets of Standard Pacific Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001; pursuant to the rules of the Securities and Exchange Commission, the consolidated balance sheets as of December 31, 2001 and 2000 and consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 were included in our Annual Report on Form 10-K for the year ended December 31, 2001 but are not included in this report.

Report of Independent Public Accountants

To the Stockholders and Board of Directors of Standard Pacific Corp.:

We have audited the accompanying consolidated balance sheets of STANDARD PACIFIC CORP. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Pacific Corp. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Orange County, California
January 21, 2002

Year Ended December 31,	2003	2002	2001
(Dollars in thousands, except per share amounts)			
Homebuilding:			
Revenues	$ 2,341,180	$ 1,870,757	$ 1,375,610
Cost of sales	(1,839,066)	(1,531,879)	(1,091,484)
Gross margin	502,114	338,878	284,126
Selling, general and administrative expenses	(227,831)	(175,218)	(124,468)
Income from unconsolidated joint ventures	60,747	27,616	26,675
Interest expense	(6,847)	(5,489)	(4,158)
Amortization of goodwill	—	—	(2,342)
Other income (expense)	(1,433)	1,746	152
Homebuilding pretax income	326,750	187,533	179,985
Financial Services:			
Revenues	18,870	13,856	8,851
Expenses	(14,072)	(9,380)	(6,443)
Income from unconsolidated joint ventures	3,169	2,323	1,713
Other income	381	349	370
Financial services pretax income	8,348	7,148	4,491
Income before taxes	335,098	194,681	184,476
Provision for income taxes	(130,719)	(75,992)	(73,411)
Net Income	$ 204,379	$ 118,689	$ 111,065
Earnings Per Share:			
Basic	$ 6.28	$ 3.78	$ 3.71
Diluted	$ 6.08	$ 3.67	$ 3.63
Weighted Average Common Shares Outstanding:			
Basic	32,555,189	31,399,120	29,931,797
Diluted	33,610,735	32,321,260	30,628,445

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
(Dollars in thousands)		
ASSETS		
Homebuilding:		
Cash and equivalents	$ 159,654	$ 22,245
Mortgage notes receivable and accrued interest	7,171	3,682
Other notes and receivables	37,721	34,451
Inventories:		
Owned	1,760,567	1,267,374
Not owned	128,453	108,389
Investments in and advances to unconsolidated joint ventures	164,649	122,460
Property and equipment, net	7,343	7,524
Deferred income taxes	26,361	18,611
Other assets	17,291	19,097
Goodwill	73,558	58,062
	2,382,768	1,661,895
Financial Services:		
Cash and equivalents	10,829	5,406
Mortgage loans held for sale	64,043	109,861
Other assets	3,063	14,964
	77,935	130,231
Total assets	$2,460,703	$1,792,126
LIABILITIES AND STOCKHOLDERS' EQUITY		
Homebuilding:		
Accounts payable	$ 77,837	$ 71,439
Accrued liabilities	203,138	147,677
Liabilities from inventories not owned	19,615	46,155
Trust deed and other notes payable	24,232	16,670
Senior notes payable	823,001	473,469
Senior subordinated notes payable	148,936	148,854
	1,296,759	904,264
Financial Services:		
Accounts payable and other liabilities	1,694	2,116
Mortgage credit facilities	59,317	111,988
	61,011	114,104
Total liabilities	1,357,770	1,018,368
Minority Interests	69,732	—
Stockholders' Equity:		
Preferred stock, $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 33,862,218 and 32,183,630 shares outstanding, respectively	339	322
Additional paid-in capital	435,164	369,723
Retained earnings	597,698	403,713
Total stockholders' equity	1,033,201	773,758
Total liabilities and stockholders' equity	$2,460,703	$1,792,126

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2002 and 2003	*Number of Common Shares*	*Common Stock*	*Additional Paid-In Capital*	*Retained Earnings*	*Total Stockholders' Equity*
(Dollars in thousands, except per share amounts)					
Balance, December 31, 2000	30,076,494	$301	$292,223	$193,706	$ 486,230
Exercise of stock options and related income tax benefit	274,338	3	4,571	—	4,574
Repurchase of common shares, net of expenses	(978,000)	(10)	(19,190)	—	(19,200)
Cash dividends declared ($0.32 per share)	—	—	—	(9,577)	(9,577)
Net income	—	—	—	111,065	111,065
Balance, December 31, 2001	29,372,832	294	277,604	295,194	573,092
Exercise of stock options and related income tax benefit	308,113	3	6,548	—	6,551
Repurchase of common shares, net of expenses	(590,200)	(6)	(13,544)	—	(13,550)
Cash dividends declared ($0.32 per share)	—	—	—	(10,170)	(10,170)
Issuance of common stock, net of expenses	2,500,000	25	80,213	—	80,238
Issuance of common stock in connection with acquisitions	592,885	6	18,902	—	18,908
Net income	—	—	—	118,689	118,689
Balance, December 31, 2002	32,183,630	322	369,723	403,713	773,758
Exercise of stock options and related income tax benefit	741,888	8	16,183	—	16,191
Repurchase of common shares, net of expenses	(63,300)	(1)	(1,607)	—	(1,608)
Cash dividends declared ($0.32 per share)	—	—	—	(10,394)	(10,394)
Issuance of common stock, net of expenses	1,000,000	10	49,990	—	50,000
Amortization of stock-based compensation	—	—	875	—	875
Net income	—	—	—	204,379	204,379
Balance, December 31, 2003	33,862,218	$339	$435,164	$597,698	$1,033,201

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cash Flows from Operating Activities:			
Net income	$ 204,379	$ 118,689	$ 111,065
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Income from unconsolidated joint ventures	(63,916)	(29,939)	(28,388)
Cash distributions of income from unconsolidated joint ventures	63,905	18,034	27,876
Depreciation and amortization	3,636	2,678	4,409
Amortization of stock-based compensation	875	—	—
Changes in cash and equivalents due to:			
Mortgages, other notes and receivables	38,236	(28,437)	(19,339)
Inventories-owned	(335,081)	42,472	(237,192)
Inventories-not owned	65,325	(50,270)	3,977
Deferred income taxes	(7,750)	4,417	(5,739)
Other assets	18,081	(17,691)	4,128
Accounts payable	5,602	(3,000)	(12,959)
Accrued liabilities	59,292	19,111	15,126
Liabilities from inventories not owned	(42,197)	—	—
Net cash provided by (used in) operating activities	10,387	76,064	(137,036)
Cash Flows from Investing Activities:			
Net cash paid for acquisitions	(113,224)	(176,088)	—
Investments in and advances to unconsolidated homebuilding joint ventures	(124,132)	(118,818)	(73,529)
Capital distributions and repayments from unconsolidated homebuilding joint ventures	53,086	74,357	71,548
Net additions to property and equipment	(2,706)	(1,963)	(3,373)
Net cash provided by (used in) investing activities	(186,976)	(222,512)	(5,354)
Cash Flows from Financing Activities:			
Net proceeds from (payments on) revolving credit facilities	—	(51,400)	51,400
Principal payments on senior notes and trust deed notes payable	(122,195)	(20,076)	(226)
Proceeds from the issuance of senior notes payable	444,669	—	48,615
Proceeds from the issuance of senior subordinated notes payable	—	146,963	—
Net proceeds from (payments on) mortgage credit facilities	(52,671)	27,776	38,882
Proceeds from issuance of common stock	50,300	80,538	—
Dividends paid	(10,394)	(10,170)	(9,577)
Repurchase of common shares	(1,608)	(13,550)	(19,200)
Proceeds from the exercise of stock options	11,320	4,816	3,255
Net cash provided by (used in) financing activities	319,421	164,897	113,149
Net increase (decrease) in cash and equivalents	142,832	18,449	(29,241)
Cash and equivalents at beginning of year	27,651	9,202	38,443
Cash and equivalents at end of year	$ 170,483	$ 27,651	$ 9,202

The accompanying notes are an integral part of these consolidated statements.

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 68,033	$52,039	$46,271
Income taxes	124,055	54,397	92,583
Supplemental Disclosures of Noncash Activities:			
Inventory financed by trust deed notes payable	$ 29,366	$16,087	$20,454
Inventory received as distributions from unconsolidated joint ventures	29,323	3,950	22,118
Deferred purchase price recorded in connection with acquisitions	4,698	8,330	—
Expenses capitalized in connection with the issuance of senior and senior subordinated notes	4,257	1,838	515
Trust deed and other notes payable assumed in connection with acquisition	—	1,174	—
Issuance of common stock in connection with acquisitions	—	18,908	—
Income tax benefit credited in connection with stock option exercises	4,871	1,735	1,319
Inventories not owned	85,389	46,155	—
Liabilities from inventories not owned	15,657	46,155	—
Minority interests	69,732	—	—

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. Company Organization and Operations

We operate as a geographically diversified builder of single-family attached and detached homes for use as primary residences with operations in major metropolitan markets in California, Texas, Arizona, Colorado, Florida and the Carolinas. We also provide mortgage financing and title services to our homebuyers through our subsidiaries and joint ventures. Unless the context otherwise requires, the terms "we," "us" and "our" refer to Standard Pacific Corp. and its subsidiaries.

Our percentage of home deliveries by state (including unconsolidated joint ventures) for the years ended December 31, 2003, 2002 and 2001 were as follows:

Year Ended December 31,	*2003*	*2002*	*2001*
State			
California	39%	42%	51%
Florida	27	19	—
Arizona	19	23	25
Carolinas	7	4	—
Texas	5	8	15
Colorado	3	4	9
Total	100%	100%	100%

Although we have increased our geographic diversification in recent years, we still conduct a significant portion of our business in California and generate a disproportionate amount of our revenues and profits in the state. Demand for new homes, and in some instances home prices, has declined from time to time in California. There can be no assurance that the demand for new homes or home sales prices in California or the other markets in which we operate will not decline in the future.

2. Summary of Significant Accounting Policies

a. Basis of Presentation—The consolidated financial statements include the accounts of Standard Pacific Corp. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

b. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Segment Reporting—We report our consolidated financial statements in accordance with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The chief operating decision maker allocates resources within our homebuilding segment on a project-by-project basis, therefore, we aggregate all homebuilding operating projects and divisions into a single homebuilding reportable segment in accordance with SFAS 131. Our mortgage financing and title services operations are included in the financial services reporting segment. These two segments are segregated in the accompanying consolidated financial statements under "Homebuilding" and "Financial Services," respectively.

d. Business Combinations—Acquisitions of other companies are accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). Under the purchase method of accounting, the assets acquired and liabilities assumed are recorded at their estimated fair values. Any purchase price paid in excess of the net fair values of tangible and identified intangible assets less liabilities assumed is recorded as goodwill. Our reported income from an acquired company includes the operations of the acquired company from the effective date of acquisition. SFAS 141 supersedes Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"), and Statement of Financial Accounting Standards No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises."

e. Variable Interest Entities—In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," an interpretation of ARB No. 51 ("FIN 46"). Under FIN 46, a variable interest entity ("VIE") is created when (i) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders, (ii) the entity's equity holders as a group either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity or (iii) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to FIN 46, the enterprise that is deemed to absorb a majority of the expected losses, receive a majority of the entity's expected residual returns, or both, is considered the primary beneficiary and must consolidate the VIE. Expected losses and residual returns for VIEs are calculated based on the probability of estimated future cash flows as defined in FIN 46. FIN 46 was effective immediately for arrangements entered into after January 31, 2003 and will be applied to all arrangements entered into before February 1, 2003 during our fiscal quarter ended March 31, 2004. The initial adoption of FIN 46 for arrangements entered into after January 31, 2003 did not have a material impact on our financial position or results of operations. We are still evaluating the impact of FIN 46 for all arrangements entered into prior to February 1, 2003, however, we do not anticipate that the impact of these arrangements will have a material effect on our financial position or results of operations.

f. Revenue Recognition—Homebuilding revenues are recorded after construction is completed, title has passed to the homebuyer and collection of the purchase price is reasonably assured.

We recognize loan origination fees and expenses and gains and losses on loans when the related mortgage loans are sold. Our policy is to sell all mortgage loans originated. These sales generally occur within 60 days of origination. Mortgage loan interest is accrued only so long as it is deemed collectible.

g. Cost of Sales—Homebuilding cost of sales is recognized when homes are sold and title has transferred to the homebuyer. Cost of sales is recorded based upon total estimated costs to be allocated to each home within a community. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales value. Any changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. These costs include all direct and indirect construction costs associated with constructing and carrying the home as well as costs related to developing the surrounding community and amenities, such as land, land improvements and other common costs. The estimation of these costs requires a substantial degree of judgment by management.

h. Warranty Costs—Estimated future warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts accrued are based upon historical experience rates. Accrued warranty reserve is included in accrued liabilities in the accompanying consolidated balance sheets. Changes in our accrued warranty reserve are detailed in the table set forth below:

December 31,	2003	2002
(Dollars in thousands)		
Accrued warranty reserve, beginning of the year	$ 16,984	$ 14,952
Warranty costs accrued during the year	22,380	16,642
Warranty costs paid during the year	(15,842)	(14,610)
Accrued warranty reserve, end of the year	$ 23,522	$ 16,984

i. Earnings Per Share—We compute earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"). This statement requires the presentation of both basic and diluted earnings per share for financial statement purposes. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share includes the effect of the potential shares outstanding, including dilutive stock options using the treasury stock method. The table set forth below reconciles the components of the basic earnings per share calculation to diluted earnings per share.

	2003			2002			2001		
Year Ended December 31,	*Net Income*	*Shares*	*EPS*	*Net Income*	*Shares*	*EPS*	*Net Income*	*Shares*	*EPS*
(Dollars in thousands, except per share amounts)									
Basic earnings per share	$204,379	32,555,189	$6.28	$118,689	31,399,120	$3.78	$111,065	29,931,797	$3.71
Effect of dilutive stock options[(1)]	—	1,055,546		—	922,140		—	696,648	
Diluted earnings per share	$204,379	33,610,735	$6.08	$118,689	32,321,260	$3.67	$111,065	30,628,445	$3.63

(1) For the years ended December 31, 2003, 2002 and 2001, this line does not include stock options of 0, 25,000 and 534,000, respectively, for which the exercise price exceeded the average market price of Standard Pacific's common stock during such period (i.e., excludes anti-dilutive stock options).

j. Stock-Based Compensation—At December 31, 2003, we have stock option plans that are further described in Note 12. During the 2003 fourth quarter, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). We selected the prospective method of adopting SFAS 123 as permitted by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." Under the prospective method selected by us, the fair value recognition provisions are applied to all employee stock option awards granted, modified or settled after December 31, 2002. Under the fair value recognition provisions of SFAS 123, total compensation expense related to stock options is determined using the fair value of the stock options on the date of grant. Total compensation expense is recognized on a straight-line basis over the vesting period as if adoption had occurred effective January 1, 2003.

Grants made prior to January 1, 2003 will continue to be accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. In accordance with the intrinsic value method of accounting, no stock-based employee compensation expense is reflected in net income for the years ended December 31, 2002 and 2001, as all options granted under those plans had an exercise price equal to the fair market value of the underlying common stock on the date of grant, and the vesting of the options is not dependent on any future conditions. The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS 123 to our stock option plans in each period:

Year Ended December 31,	2003	2002	2001
(Dollars in thousands, except per share amounts)			
Net income, as reported	$204,379	$118,689	$111,065
Add: Stock-based employee compensation expense determined under the fair value method included in reported net income, net of taxes	534	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	(3,211)	(3,016)	(2,150)
Net income, as adjusted	$201,702	$115,673	$108,915
Earnings per share:			
Basic—as reported	$ 6.28	$ 3.78	$ 3.71
Basic—as adjusted	$ 6.20	$ 3.68	$ 3.64
Diluted—as reported	$ 6.08	$ 3.67	$ 3.63
Diluted—as adjusted	$ 6.01	$ 3.58	$ 3.56

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future values.

The fair value of each option granted during each of the three years ended December 31, 2003, 2002 and 2001 was estimated using the Black-Scholes option-pricing model on the date of grant using the following weighted average assumptions:

	2003	2002	2001
Dividend yield	0.96%	1.40%	1.94%
Expected volatility	53.76%	53.93%	49.50%
Risk-free interest rate	3.08%	3.52%	5.25%
Expected life	5 years	5 years	5 years

Based on the above assumptions, the weighted average per share fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $15.25, $10.15 and $6.93, respectively.

k. Cash and Equivalents—For purposes of the consolidated statements of cash flows, cash and equivalents include cash on hand, demand deposits and all highly liquid short-term investments, including interest-bearing securities purchased with a maturity of three months or less from the date of purchase.

l. Mortgage Loans Held for Sale—Mortgage loans held for sale are reported at the lower of cost or market on an aggregate basis. We estimate the market value of our loans held for sale based on quoted market prices for similar loans. Loan origination fees, net of the related direct origination costs, and loan discount points are deferred as an adjustment to the carrying value of the related mortgage loans held for sale and are recognized as income upon the sale of mortgage loans, which generally occurs within 60 days of origination. We recognize net interest income on loans held for sale from the date of origination through the date of disposition.

m. Inventories—Inventories consisted of the following at:

December 31,	*2003*	*2002*
(Dollars in thousands)		
Inventories owned:		
Land and land under development	$1,054,887	$ 731,780
Homes completed and under construction	600,580	449,600
Model homes	105,100	85,994
Total inventories owned	$1,760,567	$1,267,374
Inventories not owned:		
Land purchase and land option deposits	$ 39,106	$ 62,234
Variable interest entities, net of deposits	82,232	—
Other land option contracts, net of deposits	7,115	46,155
Total inventories not owned	$ 128,453	$ 108,389

Inventories owned consist of land, land under development, homes under construction, completed homes and model homes and are stated at cost, net of impairment losses, if any. We capitalize direct carrying costs, including interest, property taxes and related development costs to inventories. Field construction supervision and related direct overhead are also included in the capitalized cost of inventories. Certain direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community based upon their anticipated relative sales value.

Under FIN 46, a non-refundable deposit paid to an entity is deemed to be a variable interest that will absorb some or all of the entity's expected losses if they occur. Therefore, whenever we enter into a land option or purchase contract with an entity and make a non-refundable deposit, a VIE may have been created. If a VIE exists and we have a variable interest in that entity, FIN 46 may require us to calculate expected losses and residual returns for the VIE based on the probability of estimated future cash flows as described in FIN 46. If we are deemed to be the primary beneficiary of a VIE, we are required to consolidate the VIE on our balance sheet.

At December 31, 2003, we consolidated seven VIEs as a result of our option to purchase land or lots from the selling entities. We made cash deposits to these VIEs totaling approximately $3.8 million, which are included in land purchase and land option deposits in the table above. Our option deposits generally represent our maximum exposure to loss if we elect not to purchase the optioned property. We consolidated these VIEs because we were considered the primary beneficiary in accordance with FIN 46. As a result, included in our consolidated balance sheet at December 31, 2003, were inventories not owned related to these seven VIEs of approximately $86.0 million (which includes $3.8 million in deposits), liabilities from inventories not owned of approximately $12.5 million and minority interests of approximately $69.7 million. These amounts were recorded based on their estimated fair values at December 31, 2003. Creditors of these VIEs, if any, have no recourse against us.

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 requires long-lived assets, including inventories, that are expected to be held and used in operations to be carried at the lower of cost or, if impaired, the fair value of the asset. SFAS 144 requires that companies evaluate long-lived assets for impairment based on undiscounted future cash flows of the assets at the lowest level for which there is identifiable cash flows. This evaluation requires estimates of future revenues, costs and the remaining time to develop the project and requires a substantial degree of judgment by management. Actual revenues, costs and time to complete development could vary from estimates, which could affect our future results of operations. We review each real estate project on a community-by-community basis to determine whether or not carrying amounts have been impaired. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. Our adoption of SFAS 144 did not have a material impact on our financial condition or results of operations at the time of adoption.

In August 2002, we announced our decision to close our Houston division. In 2001, our Houston operations represented less than 2 percent of our total homebuilding revenues and did not make a significant contribution to our Texas earnings. In connection with winding down our Houston operations, we recognized a noncash pre-tax impairment charge of approximately $3.0 million during the 2002 third quarter, which was included in cost of sales in the accompanying consolidated statement of income. The impairment charge primarily related to the write-down of certain real estate inventories that were to be disposed of to their estimated fair value. These assets consisted of homes under construction, lots to be started and constructed, and lots to be sold to other homebuilders.

As of December 31, 2003 and 2002, the Houston division had approximately $2.9 million and $10.2 million, respectively, of assets remaining, which primarily consisted of real estate inventories. We have continued to market the remaining homes (both completed and under construction) to homebuyers as well as the remaining lots to other homebuilders since the announcement to close this division was made. We anticipate that the division will be closed and the remaining assets should be disposed of by the end of 2004.

n. Capitalization of Interest—We follow the practice of capitalizing interest to inventories during the period of development in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost." Homebuilding interest capitalized as a cost of inventories is included in cost of sales as related units are sold. The following is a summary of homebuilding interest capitalized and expensed for the following periods:

Year Ended December 31,	*2003*	*2002*	*2001*
(Dollars in thousands)			
Total homebuilding interest incurred	$ 76,032	$ 56,667	$ 49,478
Less: Homebuilding interest capitalized to inventories owned	(69,185)	(51,178)	(45,320)
Homebuilding interest expense	$ 6,847	$ 5,489	$ 4,158
Homebuilding interest previously capitalized to inventories owned, included in cost of sales	$ 62,607	$ 48,208	$ 39,990
Homebuilding interest capitalized in ending inventories owned	$ 38,438	$ 31,860	$ 28,890

o. Unconsolidated Homebuilding and Land Development Joint Ventures—Investments in our unconsolidated homebuilding and land development joint ventures are accounted for under the equity method of accounting. Under the equity method, we recognize our proportionate share of earnings and losses generated by the joint venture upon the delivery of lots or homes to third parties. All joint venture profits generated from land sales to us are deferred and recorded as a reduction to our cost basis in the lots purchased until the homes are ultimately sold by us to third parties. Our ownership interests in our joint ventures vary, but are generally less than or equal to 50 percent. In certain instances, our ownership interest may be greater than 50 percent, however, we account for these investments under the equity method because the entities are not VIEs in accordance with FIN 46, we are not considered the primary beneficiary of the entities determined to be VIEs or we do not have voting or economic control.

p. Property and Equipment—Property and equipment is recorded at cost, net of accumulated depreciation and amortization of $10,409,000 and $7,887,000 as of December 31, 2003 and 2002, respectively. Depreciation and amortization are recorded using the straight-line method over the estimated useful lives of the assets which typically range from 3 to 10 years.

q. Income Taxes—We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for years in which taxes are expected to be paid or recovered.

r. Goodwill—The excess amount paid for business acquisitions over the net fair value of assets acquired and liabilities assumed has been capitalized as goodwill in the accompanying consolidated balance sheets in accordance with SFAS 141. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS 142 requires that goodwill not be amortized but instead assessed at least annually for impairment and expensed against earnings as a noncash charge if the estimated fair value of a reporting unit is less than its carrying value, including goodwill. For purposes of this test, each of our homebuilding geographic operating divisions has been treated as a reporting unit. We performed our annual impairment test of goodwill in accordance with SFAS 142 as of October 1, 2003 and determined there was no impairment.

The table set forth below reflects net income and basic and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, adjusted to exclude the amortization of goodwill, net of applicable income taxes prior to the adoption of SFAS 142:

Year Ended December 31,	*2003*	*2002*	*2001*
(Dollars in thousands, except per share amounts)			
Adjusted Net Income:			
Reported net income	$204,379	$118,689	$111,065
Add back: Goodwill amortization, net of income taxes	—	—	1,944
Adjusted net income	$204,379	$118,689	$113,009
Adjusted Basic Earnings Per Share:			
Reported basic earnings per share	$ 6.28	$ 3.78	$ 3.71
Add back: Goodwill amortization, net of income taxes	—	—	0.07
Adjusted basic earnings per share	$ 6.28	$ 3.78	$ 3.78
Adjusted Diluted Earnings Per Share:			
Reported diluted earnings per share	$ 6.08	$ 3.67	$ 3.63
Add back: Goodwill amortization, net of income taxes	—	—	0.06
Adjusted diluted earnings per share	$ 6.08	$ 3.67	$ 3.69

s. Insurance and Litigation Reserves—Insurance and litigation reserves are established for estimated future claims costs. We maintain general liability insurance that protects us against a portion of our risk of loss from construction-related claims. We also generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work. We record estimated costs to cover our self-insured retentions and deductible amounts under these policies, for cost that may exceed our coverage limits, and for claims that may not be covered by applicable insurance or indemnities. Estimation of these reserves includes consideration of our claims history, current claims, and potential for recovery of costs from insurance and other sources.

t. Derivative Instruments and Hedging Activities—We account for derivatives and certain hedging activities in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as subsequently amended by Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 requires all derivatives to be recorded as either assets or liabilities in the consolidated balance sheets and to measure these instruments at fair value.

u. Accounting for Guarantees—In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). The disclosure requirements of FIN 45 became effective as of December 31, 2002, and we adopted that portion of the pronouncement as of that date. The initial recognition and measurement requirements of FIN 45 are effective on a prospective basis to guarantees issued or modified after December 31, 2002. Recognition of a liability is recorded at its estimated fair value based on the present value of the expected contingent payments under the guarantee arrangement. The adoption of the initial recognition and measurement requirements of FIN 45 did not have a material impact on our financial condition or results of operations.

The types of guarantees that we provide that are subject to FIN 45 generally are made to third parties on behalf of our unconsolidated homebuilding and land development joint ventures. As of December 31, 2003, these guarantees included, but were not limited to, loan-to-value maintenance agreements, construction completion guarantees, environmental indemnities and surety bond indemnities (see Note 10 for further discussion).

v. Recent Accounting Pronouncements—In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 provides that gains or losses resulting from the extinguishment of debt not be classified as an extraordinary item unless it meets the criteria of Accounting Principles Board Opinion No. 30. SFAS 145 is effective for fiscal years beginning after May 15, 2002. The adoption of SFAS 145 did not have a material impact on our financial position or results of operations (see Note 6 for discussion regarding early extinguishment of debt).

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred as opposed to when the entity commits to an exit plan as prescribed under EITF No. 94-3. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have any impact on our financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material impact on our financial position or results of operations.

w. Reclassifications—Certain items in prior year financial statements have been reclassified to conform with current year presentation.

3. INVESTMENTS IN UNCONSOLIDATED HOMEBUILDING AND LAND DEVELOPMENT JOINT VENTURES

We enter into homebuilding and land development joint ventures from time to time as a means of accessing lot positions, expanding our market opportunities, establishing strategic alliances, managing our risk profile and leveraging our capital base. Our homebuilding joint ventures are generally entered into with developers and other homebuilders to develop land and construct homes that are sold directly to third party homebuyers. Our land development joint ventures are typically entered into with developers and other homebuilders to develop finished lots for sale to the joint venture's members or other third parties. The tables set forth below summarize the combined financial information related to our unconsolidated homebuilding and land development joint ventures accounted for under the equity method:

December 31,	2003	2002
(Dollars in thousands)		
Assets:		
Cash	$ 40,230	$ 24,960
Inventories	733,485	481,247
Other assets	28,736	29,240
Total assets	$802,451	$535,447
Liabilities and Equity:		
Accounts payable and accrued liabilities	$ 64,138	$ 81,394
Construction loans and trust deed notes payable	292,679	227,138
Equity	445,634	226,915
Total liabilities and equity	$802,451	$535,447

Our share of equity shown above was approximately $157.7 million and $114.1 million at December 31, 2003 and 2002, respectively. Additionally, as of December 31, 2003 and 2002, we had advances outstanding of approximately $6.9 and $8.4 million to these unconsolidated joint ventures, which were included in the accounts payable and accrued liabilities balance in the table above.

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Revenues	$ 460,403	$ 249,431	$ 199,987
Cost of sales and expenses	(295,796)	(192,236)	(147,116)
Net income	$ 164,607	$ 57,195	$ 52,871

Income from joint ventures as presented in the accompanying consolidated financial statements reflect our proportionate share of the income of these unconsolidated homebuilding and land development joint ventures. Our ownership interests in the joint ventures vary but are generally less than or equal to 50 percent.

For certain joint ventures for which we are the managing member, we receive management fees, which represent overhead and other reimbursements for costs associated with managing the related real estate projects. During the years ended December 31, 2003, 2002 and 2001, we recognized approximately $8.8 million, $8.5 million and $6.0 million, respectively, in management fees and recorded these amounts as a reduction of general and administrative and construction overhead costs. As of December 31, 2003 and 2002, we had approximately $4.7 million and $6.0 million, respectively, in management fees receivable from various joint ventures, which were included in other notes and receivables in the accompanying consolidated balance sheets.

There were no homebuilding or land development joint ventures entered into or modified after January 31, 2003 that were required to be consolidated by us in accordance with FIN 46. We are still evaluating the impact of FIN 46 for all unconsolidated homebuilding and land development joint ventures entered into prior to February 1, 2003. However, we do not anticipate that the impact of these arrangements will have a material effect on our financial position or results of operations.

4. Acquisitions

On April 15, 2002, we acquired Westbrooke Homes for total consideration of approximately $39 million in cash, plus the repayment of approximately $55 million in indebtedness. In connection with this acquisition, we recorded goodwill of approximately $12.5 million. Westbrooke Homes is a longtime homebuilder in the Miami, Florida metropolitan area.

On May 14, 2002, we acquired Colony Homes for total consideration of approximately $26 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $9 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $15.9 million. The stock component consisted of the issuance of 133,333 shares of Standard Pacific common stock valued under the agreement at $30 per share. The contingent payments are subject to an aggregate cap of $7 million and will be payable pursuant to an earnout arrangement based on pretax income of Colony Homes during the period 2003 through 2005. Contingent payments are recorded as goodwill as they are earned and are payable in cash annually following the relevant year end. We recorded goodwill for the year ended December 31, 2003 of approximately $1.6 million related to the earnout arrangement. Colony Homes has been in business since 1991 in the Orlando, Florida metropolitan area.

On August 13, 2002, we acquired Westfield Homes for total consideration of approximately $56.5 million in cash (including the contingent payments described below) and stock, plus the repayment of approximately $46 million in indebtedness. In connection with this acquisition, we recorded an initial amount of goodwill of approximately $13.8 million. The cash component of the purchase price consisted of an initial payment of approximately $20 million, a deferred payment of $7 million paid in January 2003 and contingent payments estimated to equal approximately $14.5 million. The contingent payments are subject to an annual earnout arrangement based on a percentage of pretax income of Westfield Homes for the period subsequent to the acquisition through December 31, 2002, and for the years ended December 31, 2003 through December 31, 2005. Contingent payments are recorded as goodwill as they are earned and are payable in cash annually following the relevant year end. During the years ended December 31, 2003 and 2002, we recorded additional goodwill of approximately $3.1 million and $1.3 million, respectively. The stock component consisted of the issuance of 459,552 shares of Standard Pacific common stock valued under the agreement at $32.64 per share. Westfield Homes has been in business since 1980 and currently operates in Tampa and Southwest Florida, and in Raleigh-Durham and Charlotte in the Carolinas. We did not acquire Westfield's Illinois operations.

On October 29, 2003, we acquired Coppenbarger Homes, a longtime homebuilder in the Jacksonville, Florida metropolitan area. On December 24, 2003, we acquired Lucas and Mercier Development, Inc.'s Sacramento homebuilding operations.

All of these acquisitions were accounted for under the purchase method of accounting in accordance with SFAS 141. The purchase price of these acquisitions was allocated to the net assets acquired based upon their estimated fair values as of the date of acquisition. The results of operations of Westbrooke Homes, Colony Homes, Westfield Homes, Coppenbarger Homes, and Lucas and Mercier are included in the accompanying consolidated financial statements beginning on their respective dates of acquisition.

The following unaudited pro forma condensed combined financial data for the years ended December 31, 2002 and 2001 were derived from our historical consolidated financial statements and the historical financial statements of Westbrooke Homes, Colony Homes and Westfield Homes. The unaudited pro forma condensed combined financial data gives effect to these acquisitions as if they had occurred at the beginning of each period presented.

The unaudited pro forma condensed combined financial data has been included for comparative purposes only and does not purport to show what the operating results would have been if the acquisitions had been consummated as of the dates indicated below and should not be construed as representative of future operating results.

Year Ended December 31,	*2002*	*2001*
(Dollars in thousands, except per share amounts)		
Pro Forma:		
Revenues	$2,039,313	$1,809,580
Net Income	$ 123,267	$ 127,044
Earnings Per Share:		
Basic	$ 3.88	$ 4.17
Diluted	$ 3.77	$ 4.07
Weighted Average Common Shares Outstanding:		
Basic	31,736,340	30,524,682
Diluted	32,658,480	31,221,330

5. REVOLVING CREDIT FACILITY AND TRUST DEED AND OTHER NOTES PAYABLE

a. Revolving Credit Facility—In January 2003, we entered into a new $450 million unsecured revolving credit facility. The new credit facility replaced our existing $450 million unsecured revolving credit facility and matures on October 31, 2005. In addition to providing us with updated financial and other covenants, the facility contains provisions allowing us, at our option, to extend the maturity date of the facility to October 31, 2006 and to increase the total aggregate commitment under the facility up to $550 million, subject to the availability of additional bank lending commitments. The financial covenants contained in the facility require us to, among other things, maintain a minimum level of consolidated tangible stockholders' equity and a minimum interest coverage ratio. The facility also limits our leverage and investments in joint ventures. These covenants, as well as a borrowing base provision, limit the amount we may borrow under the revolving credit facility and from other sources. Certain of our wholly owned subsidiaries guarantee our obligations under the revolving credit facility. At December 31, 2003, we had no borrowings outstanding and had issued approximately $33.4 million in letters of credit under this facility. Interest rates charged under this facility include LIBOR and prime rate pricing options. In addition, there are fees charged on the commitment and unused portion of the facility. As of December 31, 2003, and throughout the year, we were in compliance with the covenants of the facility.

b. Trust Deed and Other Notes Payable—At December 31, 2003 and 2002, trust deed and other notes payable consisted of trust deeds for land purchases and infrastructure financing bonds.

c. Borrowings and Maturities—The following summarizes the borrowings outstanding under the unsecured revolving credit facility and trust deed and other notes payable (excluding senior and senior subordinated notes—see Notes 6 and 7) during the three years ended December 31:

	2003	*2002*	*2001*
(Dollars in thousands)			
Maximum borrowings outstanding during the year at month end	$115,959	$122,307	$167,489
Average outstanding balance during the year	$ 36,520	$ 72,956	$100,672
Weighted average interest rate for the year	3.4%	3.7%	5.1%
Weighted average interest rate on borrowings outstanding at year end	4.5%	3.9%	4.8%

Maturities of the revolving credit facility, trust deed and other notes payable, and senior and senior subordinated notes payable (see Notes 6 and 7 below) are as follows as of December 31, 2003:

Year Ended December 31,	
(Dollars in thousands)	
2004	$ 13,643
2005	8,498
2006	2,039
2007	34
2008	249,676
Thereafter	722,279
	$996,169

6. Senior Notes Payable

Senior notes payable consist of the following:

December 31,	*2003*	*2002*
(Dollars in thousands)		
8½% Senior Notes due 2007, net	$ —	$ 99,619
8% Senior Notes due 2008, net	99,657	99,590
6½% Senior Notes due 2008	150,000	—
8½% Senior Notes due 2009, net	149,354	149,260
9½% Senior Notes due 2010	125,000	125,000
6⅞% Senior Notes due 2011	175,000	—
7¾% Senior Notes due 2013, net	123,990	—
	$823,001	$473,469

In June 1997, we issued $100 million of 8½% Senior Notes due June 15, 2007 (the "8½% Senior Notes"). The 8½% Senior Notes were issued at a discount to yield approximately 8.6 percent under the effective interest method and have been reflected net of the unamortized discount in the accompanying consolidated balance sheets. In October 2003, we redeemed and retired all $100 million of the 8½% Senior Notes for approximately $102.8 million. In connection with this redemption, we incurred a pretax charge of approximately $3.2 million. This charge included the redemption premium paid to the note holders and the expensing of other transaction related costs, including the write-off of the remaining unamortized bond discount, and was included in homebuilding other expense in the accompanying consolidated statements of income.

In February 1998, we issued $100 million of 8% Senior Notes due February 15, 2008 (the "8% Senior Notes"). The 8% Senior Notes were issued at a discount to yield approximately 8.1 percent under the effective interest method. Interest is due and payable on February 15 and August 15 of each year until maturity. These notes are redeemable at our option, in whole or in part, commencing February 15, 2003, at 104.00 percent of par, with the call price reducing ratably to par on February 15, 2006. Net proceeds after offering expenses were approximately $97.3 million.

In April 1999, we issued $100 million of 8½% Senior Notes that mature April 1, 2009 (the "8½% Senior Notes due 2009"). The 8½% Senior Notes due 2009 were issued at par with interest due and payable on April 1 and October 1 of each year until maturity. The 8½% Senior Notes due 2009 are redeemable at our option, in whole or in part, commencing April 1, 2004 at 104.25 percent of par, with the call price reducing ratably to par on April 1, 2007. Net proceeds after underwriting expenses were approximately $98.3 million. In June 2001, we issued $50 million of 8½% Senior Notes that mature on April 1, 2009. These notes were an add-on to our previously issued 8½% Senior Notes due 2009. These notes were issued at a discount to yield approximately 8.8 percent under the effective interest method. Net proceeds after underwriting expenses were approximately $48.6 million.

In September 2000, we issued $125 million of 9½% Senior Notes that mature on September 15, 2010 (the "9½% Senior Notes"). These notes were issued at par with interest due and payable on March 15 and September 15 of each year until maturity. The 9½% Senior Notes are redeemable at our option, in whole or in part, commencing September 15, 2005 at 104.75 percent of par, with the call price reducing ratably to par on September 15, 2008. Net proceeds after underwriting expenses were approximately $123.1 million.

In March 2003, we issued $125 million of 7¾% Senior Notes that mature on March 15, 2013 (the "7¾% Senior Notes"). These notes were issued at a discount to yield approximately 7.88 percent under the effective interest method and have been reflected net of the unamortized discount in the accompanying consolidated balance sheet. Interest on these notes is payable on March 15 and September 15 of each year until maturity, with the initial payment made on September 15, 2003. The notes are redeemable at our option, in whole or in part, commencing March 15, 2008 at 103.875 percent of par, with the call price reducing ratably to par on March 15, 2011. Prior to March 15, 2008, the notes are redeemable pursuant to a "make whole" formula. Net proceeds were approximately $122.7 million and were used to repay borrowings outstanding under our revolving credit facility.

In May 2003, we issued $175 million of 6⅞% Senior Notes that mature on May 15, 2011. These notes were issued at par in a transaction exempt from the registration requirements of federal and state securities laws. The initial purchasers of these notes sold the unregistered notes to Qualified Institutional Buyers pursuant to Rule 144A. In connection with the issuance, we entered into a registration rights agreement with the initial purchasers of the notes that required us, among other things, to exchange the unregistered notes for substantially similar notes registered under the Securities Act of 1933, as amended. In September 2003, we completed our offer to exchange all of the outstanding original notes for an equal amount of registered 6⅞% Senior Notes due 2011 (the "6⅞% Senior Notes"). Interest on these notes is due and payable on May 15 and November 15 of each year until maturity, with the initial payment made on November 15, 2003. The notes are redeemable at our option, in whole or in part, pursuant to a "make whole" formula. Net proceeds from the original 6⅞% Senior Notes were approximately $173.4 million and were used to pay off borrowings outstanding under our revolving credit facility with the balance used for general corporate purposes.

In September 2003, we issued $150 million of 6½% Senior Notes that mature on October 1, 2008 (the "6½% Senior Notes"). These notes were issued at par with interest due and payable on April 1 and October 1 of each year until maturity, commencing April 1, 2004. The notes are redeemable at our option, in whole or in part, pursuant to a "make whole" formula. Net proceeds were approximately $148.6 million and $102.8 million was used in October 2003 to redeem in full our 8½% Senior Notes due 2007 with the balance used for general corporate purposes.

The senior notes described above are all senior unsecured obligations and rank equally with our other existing senior unsecured indebtedness, including borrowings under our revolving credit facility. We will, under certain circumstances, be obligated to make an offer to purchase a portion of the notes in the event of certain asset sales. In addition, these notes contain other restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including payments of dividends, other distributions, and investments in unrestricted subsidiaries and unconsolidated joint ventures) and (4) sell assets. Also, upon a change in control, as defined in the governing indentures, we are required to make an offer to purchase these notes at 101 percent of the principal amount. As of December 31, 2003, we were in compliance with all of the covenants under the notes.

7. Senior Subordinated Notes Payable

On April 15, 2002, we issued $150 million of 9¼% Senior Subordinated Notes that mature on April 15, 2012. These notes were issued at a discount to yield approximately 9.38 percent under the effective interest method and have been reflected net of the unamortized discount in the accompanying consolidated balance sheets and are unsecured obligations that are junior to our senior unsecured indebtedness. Interest on these notes is payable on April 15 and October 15 of each year until maturity. Net proceeds after underwriting expenses were approximately $147.0 million. We will, under certain circumstances, be obligated to make an offer to purchase all or a portion of these notes in the event of certain asset sales. In addition, these notes contain restrictive covenants which, among other things, impose certain limitations on our ability to (1) incur additional indebtedness, (2) create liens, (3) make restricted payments (including payments of dividends, other distributions, and investments in unrestricted subsidiaries and unconsolidated joint ventures) and (4) sell assets. Also, upon a change in control we are required to make an offer to purchase these notes. As of December 31, 2003, we were in compliance with all of the covenants under the notes.

8. Mortgage Credit Facilities

Our financial services subsidiary, Family Lending Services, utilizes three mortgage credit facilities to fund mortgage loans, which serve as collateral, with a total aggregate commitment of $140 million. One of the facilities provides $15 million in additional borrowing capacity between October 1, 2003 and March 31, 2004, providing for an aggregate commitment up to $155 million. Under the mortgage credit facilities, mortgage loans presold to investors are financed for a short period of time (typically for 15 to 30 days), while the investor completes its administrative review of the applicable loan documents. Loans originated on a non-presold basis are typically financed for 15 to 60 days, before sale to third party investors. The facilities have current maturity dates ranging from April 3, 2004 to June 28, 2004. Maximum borrowings outstanding under these facilities during 2003, 2002 and 2001 were approximately $84.0 million, $112.0 million and $84.4 million, respectively. Average borrowings outstanding during the years ended December 31, 2003, 2002 and 2001 were approximately $66.7 million, $51.1 million and $37.5 million, respectively. The weighted average interest rate of borrowings under the mortgage credit facilities, which have LIBOR based pricing, during the years ended December 31, 2003, 2002 and 2001 were 2.2 percent, 2.7 percent and 4.1 percent, respectively. In addition, the facilities also contain certain financial covenants including leverage and net worth covenants. As of December 31, 2003, and throughout the year, Family Lending was in compliance with all covenants under the mortgage credit facilities.

9. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

Cash and Equivalents—The carrying amount is a reasonable estimate of fair value as these assets primarily consist of short-term investments and demand deposits.

Mortgage Notes Receivable and Accrued Interest—Mortgage notes receivable and accrued interest consist of first mortgages on single-family residences. Fair values are determined based upon discounted cash flows of the applicable instruments.

Mortgage Loans Held for Sale—These consist primarily of first mortgages on single-family residences. Fair values of these loans are based on quoted market prices for similar loans.

Revolving Credit Facility and Mortgage Credit Facilities—The carrying amounts of these credit obligations approximate market value because of the frequency of repricing the borrowings (generally every 7 to 90 days).

Trust Deed and Other Notes Payable—These notes are for purchase money deeds of trust on land acquired and certain other real estate inventory construction, including community development district bonds. The notes were discounted at an interest rate that is commensurate with market rates of similar secured real estate financing.

Senior and Senior Subordinated Notes—These issues are publicly traded over the counter and their fair values were based upon the values of their last trade at year end.

The estimated fair values of financial instruments are as follows:

	2003		*2002*	
December 31,	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
(Dollars in thousands)				
Financial Assets:				
Homebuilding:				
Cash and equivalents	$159,654	$159,654	$ 22,245	$ 22,245
Mortgage notes receivable and accrued interest	7,171	7,171	3,682	3,682
Financial Services:				
Cash and equivalents	10,829	10,829	5,406	5,406
Mortgage loans held for sale	64,043	64,228	109,861	109,772
Financial Liabilities:				
Homebuilding:				
Trust deed and other notes payable	$ 24,232	$ 24,232	$ 16,670	$ 16,670
Senior notes, net	823,001	865,750	473,469	484,188
9¼% Senior Subordinated Notes due 2012, net	148,936	167,250	148,854	144,750
Financial Services:				
Mortgage credit facilities	59,317	59,317	111,988	111,988

10. Commitments and Contingencies

We lease office facilities and certain equipment under noncancelable operating leases. Future minimum rental payments under these leases, net of related subleases, having an initial term in excess of one year as of December 31, 2003 are as follows:

Year Ended December 31,	
(Dollars in thousands)	
2004	$ 5,161
2005	4,411
2006	3,322
2007	1,883
2008	1,699
Thereafter	2,599
Subtotal	19,075
Less—Sublease income	(311)
Net rental obligations	$18,764

Rent expense under noncancelable operating leases, net of sublease income, for each of the years ended December 31, 2003, 2002 and 2001 was approximately $5.8 million, $4.4 million and $3.9 million, respectively.

We are subject to customary obligations associated with entering into contracts for the purchase of land and improved homesites. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements by the sellers, including obtaining applicable property and development entitlements. As of December 31, 2003, we had cash deposits and letters of credit outstanding of approximately $31.1 million on land purchase contracts having a total remaining purchase price of $500.0 million.

In addition, we utilize option contracts with land sellers and third-party financial entities as a method of acquiring land. Option contracts generally require the payment of a non-refundable cash deposit or the issuance of a letter of credit for the right to acquire lots over a specified period of time at predetermined prices. We generally have the right at our discretion to terminate our obligations under these option agreements by forfeiting our cash deposit or repaying amounts drawn under the letter of credit with no further financial responsibility. As of December 31, 2003, we had cash deposits and letters of credit outstanding of approximately $15.4 million on option contracts having a total remaining purchase price of approximately $276.2 million.

We also enter into land development and homebuilding joint ventures. These joint ventures typically obtain secured acquisition, development and construction financing. At December 31, 2003, our unconsolidated joint ventures had borrowings outstanding that totaled approximately $292.7 million. We and our joint venture partners generally provide credit enhancements to these financings in the form of loan-to-value maintenance agreements, which require us under certain circumstances to repay the venture's borrowings to the extent such borrowings plus construction completion costs exceed a specified percentage of the value of the property securing the loan. Either a decrease in the value of the property securing the loan or an increase in construction completion costs could trigger this payment obligation. Typically, we share these obligations with our other partners and, in some instances, these obligations are subject to limitations on the amount that we could be required to pay down. As of December 31, 2003, approximately $146.7 million of our unconsolidated joint venture borrowings were subject to these credit enhancements.

We and our joint venture partners are also generally obligated to the project lenders to complete land development improvements and the construction of planned homes if the joint venture does not perform the required development and construction. Provided we and the other joint venture partners are in compliance with these completion obligations, the project lenders would be obligated to fund these improvements through any financing commitments available under the applicable joint venture development and construction loans. In addition, we and our joint venture partners have from time to time provided unsecured environmental indemnities to joint venture project lenders. In some instances, these indemnities are subject to caps. In each case, we have performed due diligence on potential environmental risks including obtaining an independent environmental review from outside consultants. These indemnities obligate us to reimburse the project lenders for claims related to environmental matters for which they are held responsible.

Additionally, we and our joint venture partners have agreed to indemnify third party surety providers with respect to performance bonds issued on behalf of certain of our joint ventures. If a joint venture does not perform its obligations, the surety bond could be called. If these surety bonds are called and the joint venture fails to reimburse the surety, we and our joint venture partners would be obligated to indemnify the surety. These surety indemnity arrangements are generally joint and several obligations with our other joint venture partners. As of December 31, 2003, there were approximately $204.3 million of surety bonds outstanding subject to these indemnity arrangements.

We commit to making mortgage loans to our homebuyers through our mortgage financing subsidiary, Family Lending. Mortgage loans in process for which interest rates were committed to borrowers totaled approximately $27.8 million at December 31, 2003, and carried a weighted average interest rate of approximately 5.1 percent. Interest rate risks related to these obligations are generally mitigated by Family Lending preselling the loans to its investors or through its interest rate hedging program. As of December 31, 2003, Family Lending had approximately $74.2 million of closed mortgage loans held for sale and loans in process that were originated on a non-presold basis, of which approximately $65.1 million were hedged by forward sale commitments of mortgage-backed securities. In addition, as of December 31, 2003, Family Lending held approximately $6.0 million in closed mortgage loans that were presold to third party investors subject to completion of the investors' administrative review of the applicable loan documents.

We are party to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to certain claims and litigation cannot presently be ascertained, we do not believe that these matters will result in us making a payment of monetary damages that, in the aggregate, would have a material impact on our financial position, results of operations or liquidity. It is possible that the reserves provided for by us with respect to such claims and litigation could change in the near term.

11. Income Taxes

The provision for income taxes includes the following components:

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Current:			
Federal	$117,067	$60,431	$64,406
State	21,402	11,144	13,661
	138,469	71,575	78,067
Deferred:			
Federal	(6,749)	3,624	(4,157)
State	(1,001)	793	(499)
	(7,750)	4,417	(4,656)
Provision for income taxes	$130,719	$75,992	$73,411

The components of our net deferred income tax asset are as follows:

December 31,	2003	2002
(Dollars in thousands)		
Inventory adjustments	$ 7,358	$ 945
Financial accruals	14,649	15,218
State income taxes	7,491	3,900
Nondeductible purchase price	(399)	(440)
Amortization of goodwill	(1,909)	(533)
Other	(829)	(479)
	$26,361	$18,611

At December 31, 2003, we had a consolidated net deferred tax asset of approximately $26.4 million. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized in future years. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced or if tax rates are lowered.

The effective tax rate differs from the federal statutory rate of 35 percent due to the following items:

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Income before taxes	$335,098	$194,681	$184,476
Provision for income taxes at statutory rate	$117,284	$ 68,138	$ 64,567
Increases (decreases) in tax resulting from:			
State income taxes, net of federal benefit	13,261	7,759	8,270
Nondeductible amortization of goodwill	—	—	534
Other, net	174	95	40
Provision for income taxes	$130,719	$ 75,992	$ 73,411
Effective tax rate	39.0%	39.0%	39.8%

12. STOCK OPTION PLANS

In 1991, we adopted the 1991 Employee Stock Incentive Plan (the "1991 Plan") pursuant to which our officers, directors and employees are eligible to receive options to purchase shares of common stock. Under the 1991 Plan, the maximum number of shares of stock that may be issued is one million. The 1991 Plan is terminated, and thus no additional awards will be made under the plan. In 1997 our stockholders approved the 1997 Stock Incentive Plan (the "1997 Plan"). Under the 1997 Plan, the maximum number of shares of stock that may be issued is two million. On May 18, 2000, our stockholders approved the 2000 Stock Incentive Plan (the "2000 Plan"). On May 15, 2002, our stockholders approved an amendment to the 2000 Plan approving the issuance of an additional 1.5 million shares under the plan, such that the maximum number of shares of stock that may be issued under the plan is 2.5 million. On April 24, 2001, Standard Pacific's Board of Directors approved the 2001 Non-Executive Officer Stock Incentive Plan with a maximum of 525,000 shares of stock that may be issued.

Options granted under the plans discussed above are granted at prices equal to the fair market value of the shares at the date of grant. These options typically vest over a one to four year period and generally expire 10 years after grant. When the options are exercised, the proceeds are credited to equity including the related income tax benefits, if any.

The following is a summary of the transactions relating to the four plans on a combined basis for the years ended December 31, 2003, 2002 and 2001:

	2003		*2002*		*2001*	
	Options	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*	*Options*	*Weighted Average Exercise Price*
Options outstanding, beginning of year	3,408,712	$16.58	3,037,707	$14.88	2,565,549	$14.08
Granted	361,000	33.28	766,000	22.90	823,000	16.50
Exercised	(741,888)	15.26	(308,113)	15.63	(274,338)	11.45
Canceled	(110,481)	23.05	(86,882)	17.21	(76,504)	17.78
Options outstanding, end of year	2,917,343	$18.72	3,408,712	$16.58	3,037,707	$14.88
Options exercisable at end of year	1,911,482	$15.31	1,983,468	$14.06	1,631,212	$13.21
Options available for future grant	1,029,763		1,280,282		459,400	

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

Options Outstanding					*Options Exercisable*	
Exercise Prices						
Low	*High*	*Number of Shares*	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Number of Shares*	*Weighted Average Exercise Price*
$ 6.00	$12.00	940,460	$10.12	4.1 years	940,460	$10.12
$13.75	$22.00	1,003,066	$18.73	7.3 years	542,703	$17.96
$23.34	$29.64	626,067	$23.46	7.5 years	428,319	$23.37
$33.41	$33.41	347,750	$33.41	9.6 years	—	$ —

13. Stockholder Rights Plan and Common Stock Repurchase Plan

Effective December 31, 2001, Standard Pacific's Board of Directors approved the adoption of a new stockholder rights agreement (the "Agreement"). Under the Agreement, one preferred stock purchase right was granted for each share of outstanding common stock payable to holders of record on December 31, 2001. The rights issued under the Agreement replace rights previously issued by Standard Pacific in 1991 under the prior rights plan, which rights expired on December 31, 2001. Each right entitles the holder, in certain takeover situations, as defined, and upon paying the exercise price (currently $115), to purchase common stock or other securities having a market value equal to two times the exercise price. Also, if we merge into another corporation, or if 50 percent or more of our assets are sold, the rightholders may be entitled, upon payment of the exercise price, to buy common shares of the acquiring corporation at a 50 percent discount from the then current market value. In either situation, these rights are not exercisable by the acquiring party. The rights may be redeemed by Standard Pacific's Board of Directors under certain circumstances, including if they believe a proposed transaction to be in the best interests of our stockholders, at the rate of $.001 per right. The rights will expire on December 31, 2011, unless earlier terminated, redeemed, or exchanged. If the rights have separated from the common shares, the rights shall expire ten years from the date they were separated.

In April 2001, our Board of Directors authorized a $35 million stock repurchase plan that replaced our previously authorized repurchase plan. In October 2002, our Board increased the buyback limit to $50 million, and in January 2003, the Board increased the limit to $75 million. For the year ended December 31, 2003, we repurchased 63,300 shares of common stock under the plan for aggregate consideration of approximately $1.6 million, and from April 2001 through December 31, 2003, we repurchased 1,631,500 shares of common stock for approximately $34.4 million under the plan leaving a balance of approximately $40.6 million available for future share repurchases.

14. Results of Quarterly Operations (Unaudited)

	First Quarter	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Total*(1)
(Dollars in thousands, except per share amounts)					
2003:					
Revenues	$404,005	$520,742	$628,000	$807,302	$2,360,050
Gross margin	$ 77,826	$106,397	$135,283	$182,608	$ 502,114
Income before taxes	$ 40,717	$ 68,878	$ 94,802	$130,702	$ 335,098
Net income	$ 24,789	$ 41,963	$ 57,897	$ 79,730	$ 204,379
Diluted earnings per share	$ 0.75	$ 1.26	$ 1.72	$ 2.33	$ 6.08
2002:					
Revenues	$288,523	$447,823	$465,133	$683,134	$1,884,613
Gross margin	$ 53,570	$ 77,546	$ 75,586	$132,178	$ 338,878
Income before taxes	$ 29,534	$ 43,082	$ 36,530	$ 85,534	$ 194,681
Net income	$ 17,788	$ 25,989	$ 22,617	$ 52,295	$ 118,689
Diluted earnings per share	$ 0.59	$ 0.81	$ 0.68	$ 1.58	$ 3.67

(1) Some amounts do not add across due to rounding differences in quarterly amounts and due to the impact of differences between the quarterly and annual weighted average share calculations.

Directors and Officers

Directors

Stephen J. Scarborough
Chairman of the Board and Chief Executive Officer, Standard Pacific Corp.

Michael C. Cortney
President, Standard Pacific Corp.

Andrew H. Parnes
Executive Vice President—Finance and Chief Financial Officer, Standard Pacific Corp.

Ronald R. Foell
Private Investor

Douglas C. Jacobs
Executive Vice President and Chief Financial Officer, Cleveland Browns Holdings, LLC

Dr. James L. Doti
President, Chapman University

Larry D. McNabb
Vice Chairman, Vicor, Inc.

Jeffrey V. Peterson
Managing Director, Trust Company of the West

Frank E. O'Bryan
Chairman, WMC Mortgage Corp.

Officers

Stephen J. Scarborough
Chairman of the Board and Chief Executive Officer

Michael C. Cortney
President

Andrew H. Parnes
Executive Vice President—Finance and Chief Financial Officer

Clay A. Halvorsen
Executive Vice President, General Counsel and Secretary

Jari L. Kartozian
Senior Vice President

John M. Stephens
Vice President and Corporate Controller

Lloyd H. McKibbin
Vice President and Treasurer

Robert B. Ryan
Vice President—Information Systems and Chief Information Officer

Douglas C. Krah
President, Northern California Region

Scott D. Stowell
President, Southern California Region

Kathleen R. Wade
President, Southwest Region

CHAIRMAN EMERITUS
Arthur E. Svendsen

LISTING AGENT
SPF, New York Stock Exchange

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
or
85 Challenger Road
Ridgefield Park, New Jersey 07660
(800) 311-3176
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 329-8660
TDD Foreign Shareholders: (201) 329-8354
Web Site Address: www.melloninvestor.com

FORM 10-K
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available upon request to the Company's Secretary at the executive offices.

SHAREHOLDERS OF RECORD
As of March 16, 2004 there were approximately 907 shareholders of record.

AUDITORS
Ernst & Young, LLP, Irvine, California

ANNUAL SHAREHOLDERS' MEETING
An annual shareholders' meeting will be held at 10:30 a.m. local time on Wednesday, May 12, 2004 at the Sutton Place Hotel in Newport Beach, California.

CERTIFICATIONS
The Company's Chief Executive Officer and Chief Financial Officer make annual certifications with respect to the quality of the Company's public disclosure in accordance with Section 302 of the Sarbanes-Oxley Act of 2002. These certifications are included as Exhibits 31.1 and 31.2, respectively, to the Company's Annual Report on Form 10-K.

STANDARD PACIFIC CORP.
Executive Offices:
15326 Alton Parkway
Irvine, California 92618-2338
(949) 789-1600
www.standardpacifichomes.com

TRADING AND DIVIDEND INFORMATION
Standard Pacific Corp. common stock is listed on the New York Stock Exchange and Pacific Stock Exchange under the symbol "SPF." The following table sets forth, for the fiscal quarters indicated, the reported high and low intra-day sales prices per share of our common stock as reported on the New York Stock Exchange Composite Tape and the common dividends paid per share.

Year Ended December 31,		*2003*	
Quarter Ended	*High*	*Low*	*Dividend*
March 31	$27.35	$23.66	$0.08
June 30	38.01	25.26	0.08
September 30	38.79	31.92	0.08
December 31	51.50	37.75	0.08

Year Ended December 31,		*2002*	
Quarter Ended	*High*	*Low*	*Dividend*
March 31	$32.45	$22.90	$0.08
June 30	35.40	27.10	0.08
September 30	35.73	22.46	0.08
December 31	26.25	19.85	0.08

STANDARD PACIFIC HOMES
15326 ALTON PARKWAY, IRVINE, CA 92618 ○ TELEPHONE 949.789.1600 ○ WWW.STANDARDPACIFICHOMES.COM